
05008453

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sage

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS


PROCESSED
JUN 01 2005
THOMSON FINANCIAL

FILE NO. 82- 4841 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 5/31/05



sage group limited | **annual report** | 2004

profile Sage is a South African life insurance, investment and unit trust organisation. The Group manages life insurance assets of approximately R9,0 billion, and unit trust assets of some R7,5 billion, of which third party unit trust managed assets account for R2,9 billion. Sage is listed on the JSE Securities Exchange, South Africa, (JSE) and had a market capitalisation, excluding treasury stock, of approximately R635 million at 31 December 2004. The Group is one of South Africa's mid-tier assurance companies, ranked sixth in terms of total assets among its listed peers. Sage focuses predominantly on the middle and upper income markets. The Group's roots extend back to 1965 with the launch of South Africa's first unit trust. Since 1969, Group activities have been listed on the JSE.

Sage Group holds 100% of Sage Life which, in turn, holds 100% of Sage Unit Trusts and is strategically focused on its core South African businesses.

Sage operates in both the retail and employee benefits markets. The retail businesses, which operate under the "Sage Financial" brand, cover both individual life assurance and unit trusts and are integrated within a single operating environment, embracing the full spectrum of individual life, endowment and retirement plans, and equity and fixed interest investments. Sage Unit Trusts has 17 funds currently under management. The retail focus is on the middle income and high income/mass affluent segments of the South African market, comprising those earning between R80 000 and R400 000 per annum. At 31 December 2004, Sage Financial had approximately 241 000 retail clients, of whom 41 000 were unit trust only clients.

Sage Employee Benefits offers a full range of administration investment and risk benefit services to small and medium sised enterprises. The employee benefits division administers approximately 1 550 risk and retirement schemes, covering more than 270 000 individual employees.

The Group offers a comprehensive range of products for both the retail and employee benefit (corporate) markets. It has a proud history of product and service innovation, having pioneered the unit trust industry in South Africa in 1965, and led the market with a number of product innovations over the years.

The Group had a total staff complement of 1 338 at 31 December 2004, of whom 729 were sales staff. Some 70% of the entire staff was of the "designated groups" as per the Employment Equity Act.

Both the retail and employee benefit businesses operate a multi-channel distribution strategy, reaching clients via both tied sales people and independent brokers. The retail business has 542 tied agents who operate from fifteen centres nationally. It also sources business from some 1 500 independent brokers, serviced by a broker sales team of 147 people.

The Group operates a number of key outsourcing arrangements including a medium term information technology outsourcing arrangement with EDS, a strategic development partnership with Sungard relating to the development of a new operating platform for collective schemes administration, including life assurance contracts, and the outsourcing of asset management for its policyholder and unit trust investment portfolios.


sage
GROUP

shareholders' diary

Announcement of December 2004 results	**15 April 2005**
Annual report posted	**3 May 2005**
Annual general meeting	**27 May 2005**
Interim report	**August 2005**
Financial year-end	**31 December**

contents

Sage Group Limited
Reg no 1970/010541/06
PO Box 7755 Johannesburg 2000
Telephone (011) 377 5000 Fax (011) 834 2107
E-mail sagegroup@sage.co.sa

Sage Life Limited
Reg no 1964/004354/06
PO Box 290 Johannesburg 2000
Telephone (011) 377 5000 Fax (011) 836 9126

Secretary and registered office
CS Cant 11th Floor Sage Centre
10 Fraser Street Johannesburg 2001

Website
www.sage.co.za

Transfer secretaries
Computershare Investor Services 2004 (Pty) Limited
70 Marshall Street Johannesburg 2001
PO Box 61051 Marshalltown 2107

Bankers
ABSA Bank – Corporate Division
Nedbank (a division of Nedcor Bank Limited)

Joint auditors
Grant Thornton
KPMG Inc.

Consulting actuaries
Deloitte & Touche

Sponsors
Grant Thornton Corporate Finance (Pty) Limited

US Depositary (in respect of the Group's American Depository Receipts)
Deutsche Bank



sage group ownership and structure


ABSA Group Limited
21,3%
Mines Pension Funds
16,5%
Remgro Limited
21,6%
Purple Capital Consortium
19,2%
Other Shareholders*
21,4%
SAGE GROUP LIMITED
100%
SAGE LIFE LIMITED
100%
Sage Employee Benefits
Sage Financial
Sage Specialised Insurances (Pty) Limited
Group risk, investments and retirement funds
Sage Life
Sage Unit Trusts Limited
Specialised short term insurance
Policyholder assets R1,7b Premium income R282m
Risk, savings and investments
Seventeen unit trusts
Premium income R6,9m
Policyholder assets R6,1b Premium income R1,2b
Total assets managed R7,5b

*In addition to the major shareholder groups, there are approximately 4 000 shareholders in Sage Group

Sage group salient features

		2004	2003
Operational earnings	Rm	**312,6**	131,1
Financing activities at Group level[1]	Rm	**(337,8)**	(50,7)
Total (loss)/earnings attributable to ordinary shareholders	Rm	**(47,5)**	74,6
Total (loss)/earnings per share	cents	**(13,1)**	28,7
Headline (loss)/earnings	Rm	**(46,3)**	61,2
Headline (loss)/earnings per share	cents	**(12,8)**	23,5
Sage Life embedded value	Rm	**1 567,7**	1 341,9
Group embedded value	Rm	**791,0**	804,4
Group embedded value per share	cents	**218**	222
Average number of shares in issue (excluding treasury shares)	million	**362,3**	260,0
Total number of shares in issue (excluding treasury shares)	million	**362,3**	362,3
Debt at Group level	Rm	**743,5**	500,4
Total assets under management	Rm	**11 840,8**	10 566,5
New business volumes[2]	Rm	**1 025,8**	816,8
Life new business APE[3]	Rm	**357,6**	329,3
Life new business embedded value	Rm	**39,7**	32,3
Net fund flows	Rm	**(92,7)**	(138,4)
Financial ratios			
Life new business embedded value margin[4]	%	**15,9**	15,0
Capital adequacy requirement – Sage Life Limited	times	**2,36**	2,15

(1) Financing activities at Group level include the fair value and foreign exchange adjustments relating to the Equity Linked Notes (ELNs).
(2) New business volumes: total life new business (including automatic increases) plus external unit trust sales.
(3) APE: Annual Premium Equivalent is equal to new recurring premiums (including automatic increases) plus 10% of single premiums.
(4) Life new business embedded value margin: calculated using APE excluding automatic increase premiums.

FROM TOP LEFT TO BOTTOM RIGHT

DR DANIE CRONJÉ (58)
BCom (Hons), MCom, DCom, appointed 1991, chairman ABSA Group Limited

DR MANDLA ADONISI (53)
MA M(Management), DBA, appointed 1994, consultant and senior lecturer at the Gordon Institute of Business Science

DR BRUCE ILSLEY (67)
BSc (Chem Eng), Phd CFP, appointed 1985, former Sage Group chief executive

LOUIS SHILL (74)
BCom, CA (SA), SEP Stanford, founder and former chairman Sage Group

JULIAN TREGER (42)
BA (Magna Cum Laude), MBA (Hons), appointed 2003, non-executive director Purple Capital Limited (formerly AVASA Holdings Limited) (British)

ALAN VAN BILJON (57)
BCom, CA (SA), MBA (UCT), appointed 2003, consultant and director of companies, former chief financial officer Standard Bank Group Limited

LOUW VAN WYK (63)
FFA, appointed 1993, chairman ABSA Offshore and Stonehage

THEO VAN WYK (56)
BCom LLB LLM, appointed 1991,executive director Remgro Limited

ERIC VISSER (52)
BCom (Hons), appointed 2003, chief executive officer Mines Pension Funds



sage group directorate and board committees

SAGE GROUP LIMITED

Dr Danie Cronjé Chairman – non-executive
Garth Griffin Group chief executive
Dr Mandla Adonisi Independent non-executive
Janssen Davies Chief executive Sage Life Limited and Sage Unit Trusts Limited
Dr Bruce Ilsley Independent non-executive
Leon Kaplan Group financial director
Louis Shill Non-executive
Julian Treger Non-executive
Alan van Biljon Independent non-executive
Louw van Wyk Independent non-executive
Theo van Wyk Non-executive
Eric Visser Non-executive

BOARD COMMITTEES

Nominations and corporate governance committee
Dr DC Cronjé (Chairman) T van Wyk

Audit committee
AF van Biljon (Chairman) Dr BM Ilsley HL Shill CL van Wyk T van Wyk

Human resources committee
T van Wyk (Chairman) Dr MP Adonisi Dr DC Cronjé JA Treger CL van Wyk

Risk management committee
Dr BM Ilsley (Chairman) JPSV Davies G Griffin L Kaplan AF van Biljon

Sage Life actuarial review committee
CL van Wyk (Chairman) Dr DC Cronjé G Griffin AF van Biljon

GARTH GRIFFIN (55)

BSc (Natal), Fellow of the Institute of Actuaries. Group chief executive as from April 2003. Non-executive director of ABSA Group. Previously consulted to a number of financial services groups and served on the boards of Swiss Re (SA) and Citadel Investments. Was managing director of Old Mutual until 1999, having worked with the Old Mutual Group for almost 30 years in a wide variety of positions.

JANSSEN DAVIES (55)

SEP (Stanford). Chief executive, SA operations (Sage Life and Sage Unit Trusts). 35 years' service with the Group in various capacities. Appointed managing director of Sage Life in 1997 and chief executive of SA operations in 1999. Serves on the advisory board of the Wits Business School and on the Board of the Life Offices' Association. Founding member of the committee of the Long-Term Insurance Ombudsman.

LEON KAPLAN (54)

BCom (Wits), CA (SA). Group financial director, responsible for the various financial management and reporting activities at Group level including group risk, treasury and tax management. Joined the Group in February 1995 and has also served in various finance and investment positions within the operations. Was previously managing director of Ketter Granite, a listed granite operation. Served as a partner of Kessel Feinstein (now Grant Thornton) for 11 years with wide-ranging responsibilities. Member of SAICA's Long-Term Insurance Project Group.

TONY SINGLETON (49)

EDP (Wits), AIBS, ACIBM. Executive director, SA operations responsible for the administration, IT and corporate services of the business. Has 20 years' service with Sage.

SAMUEL OGBU (42)

BA (Hons), ACA. Executive director, Marketing, responsible for marketing, product development, financial sector charter implementation and SUT. Qualified as a chartered accountant with PriceWaterhouseCoopers in London holding positions in audit, tax and management consulting. Joined SAB Miller in 1998 and worked in a number of executive positions in sales and distribution before joining Africa Media Group as executive director with responsibility for English and Portuguese speaking Africa. Joined Sage in May 2004.

MARLI VENTER (38)

BSc (Hons) (RAU), BCom (Hons) (UCT), Fellow of the Faculty of Actuaries, Certified Financial Planner, executive director, SA operations, responsible for the employee benefits division within Sage Life. Joined Sage Life in 1995 and worked in a variety of positions including actuarial and product management for both EB and individual products. Worked at Metropolitan in the employee benefits actuarial area for five years prior to joining Sage. Teaches the SA Retirements Funds course at Wits University.



FROM TOP LEFT TO BOTTOM RIGHT

GARTH GRIFFIN
JANSSEN DAVIES
LEON KAPLAN
TONY SINGLETON
SAMUEL OGBU
MARLI VENTER



This report focuses on the activities within the Group over the past year in order to give our stakeholders in general, and our shareholders in particular, insight into the progress of the Group and the results of efforts taken to both re-establish the Group and deal with the debt incurred in respect of the USA operations which were discontinued in 2003.

The year was marked by some notable achievements as the local operations re-established their presence in the domestic retail financial services market. The new "Sage Financial" retail brand was launched and well received, the sales force was expanded – beginning with the ongoing development of a sound team of sales managers – and the new business results began to show through. This has carried through into 2005, with individual new business sales (excluding automatic premium increases), as at the end of March, being some 37% up on the equivalent period last year. Good progress was also made with the further development of the support infrastructure, with a number of new systems and processes being introduced to further our goals of improved and more cost effective client service.

These positive developments translated into much improved operating results for the year under review as noted below. However, the overhang of the debt at Group level offset the earnings at operating level, and we thus report an overall loss for the year. While we have been able to repay all the debt associated with the Equity Linked Notes (ELNs), and so eliminate the Group's exposure to this form of variable debt, the price was the acceptance of short-term local debt that imposed some stringent requirements on the Group with regard to the timing of repayment.

The Group has made clear its strategic intent with regard to transformation and its ambition to become a leading black-owned financial services player. Unfortunately, the substantial debt at Group level deterred potential partners, as it required them to invest a significant amount of equity capital to secure the required shareholding and enable the refinancing necessary to deal with the debt in a more manageable fashion. Although a significant amount of effort went into working with potential partners over the course of 2004, nothing was finalised, and the Group has had to examine other alternatives. These are the subject of the discussions referred to in our recent cautionary notices to shareholders.

DETAILED RESULTS

2004 saw a marked improvement in the operating results posted by the Group, notwithstanding the decline in reported attributable earnings from R74,6 million in 2003 to a loss of R47,5 million in 2004. Attributable earnings from operations, prior to Group costs and financing charges, rose from R131,1 million in 2003 to R312,6 million in 2004. Group net expenses were R18,4 million for the year, compared to R16,5 million in 2003, but Group financing costs, due mainly to the sharp rise in the ABSA share price and its impact on the fair value of the Group's ELNs, rose to R337,8 million from R50,7 million in 2003. After allowing for goodwill items, the Group's headline loss for the year came to R46,3 million, compared to headline earnings of R61,2 million in 2003.

New business for the review period showed a satisfactory improvement year on year. Individual life assurance recurring premium was up 17,2% on new policies, while premium increases on existing policies rose by 1,3%. Individual single premiums were up 31,8% to R333,2 million. Individual APE (annualised recurring premiums plus 10% of single premiums) was consequently up 14,1% year on year. This was a sound achievement given overall industry results. Employee Benefit's new business was disappointing, with a 13% decline in APE over the year. Unit trust sales to external parties (i.e. excluding intra group sales) rose 39% to R330,9 million for the year. The margin on life new business improved from 15,0% in 2003 to 15,9% in 2004. The 2003 figure has been restated to bring it into line with the industry practice of quoting the new business margin net of the tax impact on the value of new business.

Management expenses were well controlled, with a rise of 5,6% over the year. They included, for 2004, special non-recurring contributions to the pension fund of R12 million to cover historical deficits and the past service cost of the new minimum benefits required by law, as well as a strategic investment of some R14 million in the Group's new branding launched towards the middle of the year. The number of administration staff reduced over the year from 629 in December 2003 to 609 in December 2004, while the number of sales staff increased from 681 to 729.

Group investment performance continued its positive trend from 2003, on both an absolute and a relative basis. The money weighted average performance across all domestic individual life portfolios was 18,0% for 2004, and 24,2% across the employee benefit portfolios. Unit trust investment performance was outstanding for the year, with the majority of the funds not only performing ahead of their benchmarks, but also ahead of the medians in their respective peer groups. Sage Life's shareholder's funds benefited directly from the positive performance of the ABSA holding (primarily held as an indirect hedge for the Group's ELN liability), although the overall investment in ABSA has been reduced as part of a prudent diversification strategy in line with the redemption of the ELNs. The good investment performance had a positive impact on overall results. Total assets of Sage Life rose by 11,3% to R9,15 billion, and the total assets under management of Sage Unit Trusts stood at R7,5 billion at the year end.

The experience with policy terminations also showed a marked improvement over the year. The number of policies lapsed reduced by over 21%, while the number of recurring premium policies surrendered reduced by almost 19%. In-force recurring premiums rose over the year by 6% to some R1 079 million. Proactive client retention strategies were developed and implemented, involving both sales and administration staff, and these had a positive impact.

As a result of the generally strong financial and operating performance over the year, the financial position of Sage Life continued to improve. The strong increase in the value of the ABSA shares, held in the Sage Life shareholder's funds allowed the payment of R130 million in dividends from Sage Life to Sage Group over the year. A further R20 million dividend was declared subsequent to the year end. This was facilitated by the realised capital appreciation on ABSA shares sold as and when the Group ELNs were redeemed. Despite these dividend payments, Sage Life's capital adequacy ratio improved from 2,15 times at December 2003 to 2,36 times at December 2004.

Sage Life's embedded value grew over the year by 17%, from R1 341,9 million to R1 567,7 million, mainly due to the increase in Sage Life's shareholder's funds from R726,7 million to R911,6 million. However, because of the costs of financing the Group debt, Group embedded value declined marginally over the year from R804,4 million (222 cents per share) to R791,0 million (218 cents per share).

OPERATIONAL FEATURES

Brand relaunch During the year, the new Group brand was launched, focusing on the use of "Sage Financial" as the retail brand for both life assurance and unit trust products. This launch took place later in the year than was intended, but had been delayed in the hope of linking the launch to an announcement with regard to a BEE transaction at Group level which in the event has not materialised. Notwithstanding this, the launch was successful and reflected the support in the market for an energetic smaller player. The development process preceding the launch had a significant impact on staff, as they were intimately involved in the brand definition process, and it can be said, without fear of contradiction, that the brand and its associated values, are truly owned by our staff.



Growth of the agency force Considerable effort was put into the growth and development of the agency force over the year. The number of agents grew from 472 to 542, and importantly, we grew the number of sales managers from 29 to 33. Effective sales management is at the core of a successful agency sales operation, and we continue to invest in the development of this key asset which drives, not only the new business results, but is also an integral element of the overall client experience.

Systems development & implementation The year saw a number of important developments with regard to systems and general business processes. We implemented a new system to handle all individual single premium products, with the potential to accommodate unit trusts administration as well. Good progress was made on the further development of the AMARTA suite which will significantly enhance efficiency with regard to regular premium contracts, and the initial few modules were tested and introduced. However, it will take time for the full benefit to be realised. In the Employee Benefits division, the Everest system for the administration of retirement fund schemes was introduced. Day to day activities are now all based on Everest. We are now well positioned to achieve future benefits of scale and to reduce materially the unit costs within the business.

Continued rationalisation of the property portfolio Good progress continued to be made with the rationalisation of the directly held property portfolio, which, over the year, was reduced by a further 12% to some R350 million. Sales took place at or above valuation. In the medium-term, we anticipate reducing our direct property holdings to a select few prime properties, with the balance of our property exposure coming from selected listed property securities.

ELNs REDEMPTION

Given the exposure the Group had to early redemption options under the ELNs, the continued strength of the ABSA share price and its impact on the redemption value of the ELNs, as well as the opportunity to reduce the interest charge attaching to the ELNs, steps were taken to accelerate access to the funding necessary to precipitate the early redemption of the ELNs. A secured short-term loan was obtained from ABSA and Remgro Finance Corporation late in 2004 for the express purpose of redeeming the outstanding ELNs. This enabled the Group to "call" the outstanding ELNs, with the result that ELNs totaling R461,8 million were fully repaid by the end of January 2005. The ELN debt was replaced by a combination of internal funding, bank facilities and a R540 million short-term loan facility, of which R107,5 million was utilised at year end to fund ELN redemptions. This debt facility is subject to monthly roll-over at the discretion of the lenders and repayable by no later than 31 July 2005. Discussions regarding the settlement of this debt, as referred to in the Group's cautionary announcements of 23 December 2004, 3 February and 17 March 2005, are continuing.

CLIENT PROSPECTS

The Board always remains aware of the obligations to clients who have entrusted their future financial security to the Sage Group. To this end, the operational entities within the Group continue to focus on those key elements of long-term client satisfaction, in our industry, that can be summarised as follows:

- Appropriate advice and support in the development, implementation and maintenance of a medium to long-term financial plan. In this regard a properly trained intermediary force, whether direct or via the independent broker community, with effective support from the life company or unit trust management company, is key.
- Cost effective administration: Ongoing development of systems and business processes to reduce the impact of expenses on client returns.
- Regular and informative communication: Ensuring proper, accessible and informative client communications via a variety of media, to ensure that clients understand what they hold, the performance of the instruments they hold and have realistic future expectations in the light of current investment conditions.
- Value adding investment performance.

We believe that by continually improving our performance in these critical areas, we can distinguish ourselves in a competitive market.

BOARD STRUCTURE & PROCESS

The board governance structures established during the course of last year continued to function well during 2004, particularly in the light of the funding issues faced by the Group. The various board committees played an effective role in ensuring an ongoing focus on proper governance and this is covered in more detail in the corporate governance section of this annual report.

In October 2004, Mr Brian Myerson resigned from the Board and was not replaced, pending the outcome of the various funding initiatives at Group level.

APPRECIATION

The year under review was one of substantial pressure on a number of fronts, balancing the need to further develop the business while, at the same time, pursuing the various options for securing sustainable longer term funding for the Group. In this regard, significant demands were made on a number of people, including the Board, and we would like to express our thanks to each for their contribution to the Group over the year.

As mentioned previously, the Board was active over the year, both in terms of full board meetings as well as numerous committee meetings. The guidance and assistance from our fellow board members was invaluable and we would like to thank them for the way in which they gave of themselves during this challenging time.

The management team within the Group is to be commended on the way in which they managed various demands over the year. The operational res produced, and the ongoing improvement of proce and infrastructure, are a tribute to their dedication. thank them for their commitment and support.

It is also appropriate to record, with sadness, the death of John Henderson in December. John served the Group for 27 years and, as an executive director of Sage Life and statutory actuary, he played an important role in the development of the Group over many years. He will be missed by his many friends and colleagues within the Group.

Whatever the management team may have contributed, little would have been possible without the support, commitment and dedication of all staff within the Sage Group. Their belief in the future of Sage, as evidenced by the role played by the broad staff body in the development of the new brand, was the foundation of the results achieved by Sage Life and its operating subsidiaries. Loyalty is an important component of the fabric of any successful organisation, and Sage is particularly fortunate in this regard.

We would also like to thank the intermediary community for the support they gave Sage. Their belief in the value provided by Sage for their clients will, we believe, continue to be validated.

Our final thanks go to the clients of Sage for their support over many years. Their interests remain of paramount importance, and the Sage Group board remains committed to ensuring the stability and security of their interests entrusted to Sage.



DC Cronjé
Chairman



G Griffin
Group chief executive

15 April 2005



The Group is committed to the highest level of corporate governance and is satisfied with the progress that has been made with the provisions of the King Report on corporate governance (King II) for the reporting period. The Group is compliant with the JSE Listings Requirements.

While all material aspects of the King II report have been complied with, compliance with relevant governance codes and the evolution of the Group's governance policies and processes continue as priorities.

CORPORATE CODE OF CONDUCT

The Group has a formal code of ethics, applicable to its directors and all employees, which dictates the manner in which it conducts its affairs. The code of business ethics is designed to provide guidance to all employees in decision-making and to ensure the enhancement of trust in the Group by all stakeholders.

To this end, the Group adopted the principles mentioned below to guide behaviour in dealings with all its stakeholders:

- The Group will strive to provide fair value and quality service to its clients as well as follow fair practice in all dealings with business partners.
- The Group will conduct its business within the legal and regulatory frameworks that govern its businesses.
- Transparency and equity will be promoted throughout the organisation, while encouraging a spirit of excellence in all that it does.
- The Group undertakes to adopt fair employment practices and to provide equal opportunities for employment and personal development within a working environment conducive to health and safety.
- Directors and employees should avoid situations that may give rise to conflicts of interest between the organisation and themselves.
- Confidentiality of information will be respected.
- Group resources should be safeguarded against unauthorised appropriation or use for personal benefit.

BOARD OF DIRECTORS

The Board comprises 12 directors of whom three are executive directors and nine are non-executive (of whom four are independent). The Board is led by a non-executive chairman and the business of the Group is run by a chief executive. More information on the directors is given on pages 4 and 5 of this report.

Non-executive directors support the skills and experience of executive directors and contribute independent views on matters considered by the Board. They enjoy significant influence in deliberations at meetings. The Board comprises individuals of high calibre with diverse backgrounds and expertise, each of whom adds value and brings independent judgement to bear on the Board's deliberations and decision-making processes. The balance of executive and non-executive directors is such that no one individual can dominate the Board's decision taking.

All directors have access to the advice and services of the company secretary and to professional advice at the Group's expense.

The Board has a fiduciary duty to act in good faith with due diligence and care, in the best interests of the Group and all its stakeholders. It is responsible for guiding and reviewing corporate strategy, monitoring performance, and determining policies and procedures to ensure the integrity of the Group's risk management and internal controls. The board is also responsible for ensuring timely and open communication with shareholders and other stakeholders.

In order to carry out these responsibilities, the Board retains full and effective control over the Group through a structured approach to reporting and accountability via its various committees.

The Board is at the core of corporate governance in the Group and conducts business in accordance with the principles of good governance under a board charter, the contents of which are summarised below. The Board met ten times during the period.

Details of attendance of each director at the meetings of the Board and committees are set out on page 14, where details are given of the number of scheduled and additional meetings.

BOARD CHARTER

The purpose of the charter is to regulate how business is to be conducted by the Board in accordance with the principles of good corporate governance.

Key features of the charter are:

- General and specific responsibilities of the Board (including its responsibilities in regard to: strategy, performance, delegation of powers, governance structures, compliance, sustainability, risk management, business affairs and conduct, communication and disclosure, executive remuneration policy and succession planning).
- The structure and responsibilities of the various board committees.
- Accountability and process for appointing, and where

appropriate removing, the chief executive, executive directors, the company secretary, the head of internal audit and the Group compliance officer.

- Composition of the Board.
- Role and duties of each director, induction programme and remuneration.
- Role and responsibilities of the chairman.
- Role and responsibilities of the chief executive.
- Board governance covering: meetings, professional advice, disclosures (including conduct regarding conflicts of interest), functionaries (roles of the company secretary, internal audit function, and compliance function), and performance review (Board, Board committees and individual directors).

BOARD COMMITTEES

The following committees, which are committees of the Board, as well as of the Board of Sage Life Limited, operate according to approved terms of reference. Both Boards are of the view that these committees have satisfied their responsibilities in compliance with their mandates for the review period.

GROUP AUDIT COMMITTEE

This committee consists of five non-executive directors (including the chairman of the Group risk management committee), and is chaired by an independent non-executive director. The Group chairman, the external and internal auditors, the statutory actuary and members of Group executive management are in attendance. The committee met four times during the year.

The primary responsibility of the committee is to evaluate matters concerning accounting policies, internal controls, auditing, financial reporting, risk management and compliance, and to review the published financial statements of the Group prior to final board approval.

Both the external and internal auditors have unrestricted access to the chairman of the committee as well as to all records, assets and personnel of the Group.

GROUP HUMAN RESOURCES COMMITTEE

The Group human resources committee consists of five non-executive directors, including the Group chairman. The chairman is not the Group chairman. The committee is responsible for the evaluation of all aspects of human resources including executive remuneration policy and succession planning. The committee also recommends the fees to be paid to directors and monitors and approves overall manpower and remuneration policies to ensure that they are appropriate and market related.

The committee met eight times during the year.

Details of directors' remuneration and share options are set out in the notes to the financial statements on pages 40 and 41.

GROUP NOMINATIONS AND CORPORATE GOVERNANCE COMMITTEE

The responsibilities of this committee include making recommendations on the appointment of new directors, the composition of the board and membership of board committees, reviewing the performance of the board and board committees and reviewing the Group's governance processes.

The committee comprises two members (following the resignation of Mr B Myerson during the year), both of whom are non-executive directors, and is chaired by the Group chairman. The committee met four times during the year.

GROUP RISK MANAGEMENT COMMITTEE

The membership of the committee consists of both non-executive and executive directors. The committee has five members, comprising two independent non-executive directors (one of whom is the chairman) and the three Group executive directors. Members of senior management representing actuarial, finance, compliance, information technology and internal audit also attend the meetings. The committee meets quarterly and the chairman is also a member of the audit committee. The committee met four times during the year.

The objectives of the committee are, among others, to:

- Ensure that appropriate risk management processes are in place.
- Review the Group's risk strategy and policies.
- Monitor the development and maintenance of the Group's risk profile.
- Review the adequacy and effectiveness of the Group's risk management processes and framework to ensure that significant risks have been identified and managed.

A Group compliance committee has been constituted as a sub-committee of the Group risk management committee. The objective of this committee is to monitor compliance risk within the Group, with a view to ensuring that appropriate procedures are in place to achieve overall compliance with legislation and requirements of regulatory authorities.

ACTUARIAL REVIEW COMMITTEE (SAGE LIFE)

The actuarial review committee, which consists of three non-executive directors and the Group chief executive, is chaired by an independent non-executive director who is a qualified actuary. This committee met three times during the year.

The primary purpose of the actuarial review committee is to review, on behalf of the Sage Life Board, the actuarial valuation results and presentation in the published financial statements and reports to the regulatory authorities.

Until his untimely death late in the year, the statutory valuator of Sage Life (Mr J Henderson) was an employee of the Group. Until this time, the valuation process was reviewed by independent consulting actuaries as part of the governance process. Subsequently, the external consulting actuary Mr G Waugh was appointed statutory valuator, and no additional independent review of the statutory valuator's review is undertaken.

The statutory actuary and the external and internal auditors attend the meetings and have unrestricted access to the chairman of the committee.

DEALING IN SECURITIES

The Group has a formal policy on personal account trading, established by the Board and implemented by the company secretary. The objective of this policy is to conform to the requirements of the JSE and reduce the risks of insider trading and conflicts of interest. The rules establish closed periods during which directors, managers and staff may not deal in Sage shares and limit the dealing in prescribed securities from time to time where conflicts may arise. Compliance by directors and the company secretary with the clearance and disclosure provisions of the JSE Listings Requirements is also dealt with.

REMUNERATION POLICY

The Group recognises the need to appropriately reward its employees at all levels in the organisation while ensuring that the interests of all stakeholders are aligned as far as possible. Competitiveness, appropriate incentivisation, equity, affordability and open communication are key principles underlying our approach to remuneration matters. Remuneration policies and practices are structured with these principles in mind, and are kept under review by the Group human resources committee.

The remuneration structures within the Group comprise the following elements:

Basic salary It is the Group's view that this component of the overall structure should be competitive, taking into account both performance on the job and the relative skill level required. Annual reviews of salary levels take place within overall market trends and Group specific constraints, but are based at the individual level, on individual performance evaluations.

Fringe benefits The Group provides a normal range of fringe benefits, including access to medical aid, retirement fund and group risk benefits. Costs for these benefits are managed at a "cost to company" level, and a balance is sought between employee security and Group exposure to current and future cost levels. The Group has no commitments with regard to post-retirement medical benefits, and details of the current retirement fund arrangements are set out on pages 48 to 50 of the financial statements.

Targeted incentive arrangements These fall under the following broad headings:

Sales staff and associates In order to maintain an optimal balance between fixed and variable sales costs, extensive use is made of incentive/variable remuneration structures amongst the various units within the sales operation. Where necessary, these conform to the requirements of applicable legislation and regulations, and are structured to enhance both productivity and quality levels amongst our sales associates. We are vigilant to ensure, as far as possible, that these incentives do not encourage behaviour that is to the detriment of clients.

Executives The Group has a performance-based scheme for the senior executive team (encompassing over 40 of the Group's senior managers). The scheme allows for performance bonus awards at various levels, at the discretion of the Group human resources committee, based on a range of performance indicators and personal performance levels. The emphasis is on growth in sustainable earnings rather than share price performance, as it is believed that this is the key focus for senior management and best aligns appropriate management actions to shareholder interests. Any bonus awarded in a year will normally be paid over at least two years, but payment of the 2004 award (and the balance of the 2003 award) will be accelerated to assist with short-term retention issues.

Share and share option schemes Share scheme allocations and the bulk of the options were cancelled in 2003. The unallocated shares are disclosed as treasury shares pending a further decision regarding the schemes.

RISK MANAGEMENT AND INTERNAL CONTROL

The management of risk is an important dimension of the Group's approach to creating wealth for all stakeholders. To achieve this, a strong risk management culture is set by the company's board of directors which has adopted a structured process of enterprise-wide risk management under the leadership of the Group financial director. During the year under review, important progress was made with the implementation of a risk management framework, which is being developed within the guidelines provided by various best practice models and methodologies, inter alia, those of the Institute of Risk Management South Africa.

The Board's accountability for risk and risk management has been formally adopted in the board charter, and a Group risk management committee has been constituted to assist the Board in coordinating directors' responsibilities.

The Group recognises the need for risk-taking as a normal part of business, but within the context of both internal and external circumstances from time to time. We describe this as a "responsible" approach to risk. Structures have been put in place to ensure adherence to this philosophy and to the tolerance limits as determined by the Board from time to time.

The risk policy statement explains the Group's stance on risk and internal control. This is supported by a formal risk management plan, which outlines the key processes of risk management within the organisation. Aspects such as internal risk reporting and management responsibilities for risk mitigation are included in the plan.

The balanced scorecard framework provided the basis for the classification of the risks facing the Group. We have added the dimension of "strategy" to those of the balanced scorecard, providing the Group with five dimensions for risk management as set out below:

Strategic risk The Group operates in a dynamic and highly competitive environment. In order to ensure its future, the Group operates within a strategic plan that is developed by the executive team and approved by the Board, that takes into account all facets of the environment within which the Group operates. This is reviewed on a regular basis.

Financial risk Details of some of the major financial risks to which the Group is exposed are described on pages 45 and 46 of the annual report. The overall financial risk profile is monitored regularly via a range of forums, notably the Group audit committee, the actuarial review committee, the investment management committee and other internal executive committees. Financial performance is also monitored on a monthly basis by the executive team relative to the agreed plan.

Customer risk This risk area encompasses the risk of loss of, or failure to expand, customer support, where the customer is defined as both end-client and intermediary. These risks are managed through measures aimed at meeting client expectations with regard to product, service and value.

Business process risk This covers risks related to the various internal processes of the Group, including process failures, fraud, business continuity and regulatory compliance. These and other business process risks, are addressed by a variety of approaches that centre on effective management reporting processes, internal controls, segregation of duties and clear management accountability.

Capacity and capability risk This risk area covers the risk of insufficient or inappropriate internal resources, both technical and people, to develop, drive and support processes, innovation and growth. Mitigation includes, inter alia, training and outsourcing, as well as appropriate retention and incentive strategies for staff.

Risk assessments are conducted regularly by management and the results are maintained in risk registers. Management ownership of these risks has been determined and a system of assurance for key controls is in place, which is administered by the internal audit function.

The Group has extensive and rigorous internal control systems and processes in keeping with a complex organisation operating in a highly regulated business sector. The controls are designed to provide reasonable assurance as to the integrity of the financial statements, compliance with applicable legislation and regulations, and to adequately safeguard the assets of the Group.

These controls are based on established procedures and are implemented by trained personnel with an appropriate segregation of duties. Included in these controls are disaster recovery procedures that would enable critical business processes to continue to function in the event of a disaster. The effectiveness of these control systems is monitored through, inter alia, the internal and external auditing functions, management and supervisory activities, and adherence to performance standards.

The internal audit function operates under the Group audit committee mandate and has unrestricted authority to determine the scope and extent of work to be performed. The department, which reports administratively to the Group financial director, has unrestricted access to the Group chairman, the chairman of the Group audit committee and any other relevant person, committee or assets and records of the Group.

Nothing has come to the attention of the Board to indicate that any material breakdown in the functioning of these controls has occurred during the period under review.

DIRECTORS' ATTENDANCE AT BOARD AND COMMITTEE MEETINGS

for the year ended 31 December 2004

	Sage Group board	Audit committee	Human resources committee	Actuarial review committee	Risk management committee	Nominations and corporate governance committee
Total number of meetings held	**10**	**4**	**8**	**3**	**4**	**4**
Number of scheduled meetings	6	4	3	3	4	3
Number of additional meetings	4	0	5	0	0	1
Director's Name						
MP Adonisi	3/10		2/8			
DC Cronjé	10/10		8/8	2/3		4/4
JP Davies	10/10				4/4	
G Griffin	10/10			3/3	4/4	
BM Ilsley	8/10	4/4			3/4	
L Kaplan	10/10				4/4	
BA Myerson*	3/5					0/3
HL Shill	9/10	4/4				
JA Treger	5/10		1/8			
AF van Biljon	9/10	4/4		3/3	4/4	
CL van Wyk	8/10	4/4	8/8	3/3		
T van Wyk	10/10	4/4	8/8			4/4
FJ Visser	5/10					

*Resigned 7 October 2004

NOTES TO ATTENDANCE

The overall attendance rate is 79,3%.

index

sage

GROUP

In terms of section 268G(d) of the Companies Act in South Africa, as amended, I certify that, to the best of my knowledge and belief, the Company has lodged with the Registrar of Companies for the year ended 31 December 2004, all such returns as are required of a public company in terms of the Companies Act in South Africa, as amended, and that all such returns are true, correct and up to date.



CS Cant
Company secretary

15 April 2005

sage group responsibility for and approval of the annual financial statements

The directors of the Company are responsible for the preparation of the annual financial statements of the Company and the Group set out on pages 18 to 53 which have been prepared in terms of South African Statements of Generally Accepted Accounting Practice.

It is the responsibility of the auditors to express an opinion on these annual financial statements based on their audit. The unqualified report of the joint auditors, Grant Thornton and KPMG Inc. appears on page 17.

The directors, supported by the Group audit committee, are satisfied that management maintained adequate accounting records and an effective system of internal controls. The annual financial statements have been prepared from the accounting records on the basis of the consistent use of appropriate accounting policies supported by reasonable and prudent judgments and estimates, and fairly present the state of affairs of the Company and the Group. Nothing has come to the attention of the directors to indicate that any material breakdown in the functioning of these controls and systems has occurred during the year under review.

The directors have no reason to believe that the Company and the Group will not be going concerns in the year ahead having regard to the terms and conditions of the short-term borrowings as well as the fair value of Sage Life Limited. These financial statements have accordingly been prepared on that basis.

Against this background, the directors of the Company accept responsibility for the annual financial statements prepared in accordance with South African Statements of Generally Accepted Accounting Practice. The annual financial statements were approved by the board of directors and are signed on its behalf by:



DC Cronjé
Chairman



G Griffin
Group chief executive

15 April 2005

report of the independent auditors

sage GROUP

To the members of

Sage Group Limited

We have audited the annual financial statements and Group annual financial statements of Sage Group Limited set out on pages 18 to 53 for the year ended 31 December 2004. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements,
- assessing the accounting principles used and significant estimates made by management, and
- evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

Audit opinion

In our opinion the annual financial statements set out on pages 18 to 53 fairly present in all material respects the financial position of the Company and the Group as at 31 December 2004, and the results of their operations and cash flows for the year then ended, in accordance with South African Statements of Generally Accepted Accounting Practice, and in the manner required by the Companies Act in South Africa.



GRANT THORNTON
Registered Accountants and Auditors
Chartered Accountants (SA)



KPMG Inc.
Registered Accountants and Auditors
Chartered Accountants (SA)

Johannesburg
15 April 2005

Nature of business

Sage Group Limited is listed under Life Assurance on the JSE Securities Exchange South Africa, and is the holding company of the Sage Group of companies. The Group's activities encompass life assurance, investment and unit trust management.

Share capital and financial position

Full details of the Company's share capital are given in note 8 to the financial statements. There were no changes in the authorised and issued capital during the year under review.

Shareholders

According to the register of members, no company or individual was a holding company or controlling shareholder of the Company at the date of this report. Shareholdings of more than 5% of the issued ordinary capital were as follows:

	Number of shares	% of issued ordinary capital
ABSA Group Limited	78 074 706	21,3
Financial Securities Limited*	65 025 446	17,7
Mines Pension Funds	60 415 900	16,5
Transnet Retirement Fund**	30 303 030	8,3
Sagecor***	28 418 578	7,7

* *Wholly-owned subsidiary of Remgro Limited*

** *Part of the Purple Capital (formerly AVASA) Consortium which holds 19,2% of the issued ordinary share capital*

*** *Owned 50% by Shill family interests; 50% by Financial Securities Limited*

Results for the year

The Group's life assurance, investment and unit trust management operations continued for the period under review.
Headline loss amounted to R46,3 million (2003: headline earnings R61,2 million) as reflected in the Group income statement on page 21.

Dividends

No dividends have been paid or are proposed for the year.

Tangible and intangible assets

There has been no major change in the nature of the tangible and intangible assets of the Company or its subsidiaries, nor has there been any change in accounting policies relating to tangible and intangible assets.

Subsidiary companies

The financial information in respect of interests in material subsidiaries is set out on page 53 of the financial statements.

Directorate and secretary

The names of the directors of the Company are set out in note 17.6. CS Cant was the company secretary for the year under review.

At the annual general meeting of shareholders held on 10 May 2004, Adv T van Wyk, Messrs L Kaplan, BA Myerson, JA Treger, AF van Biljon, CL van Wyk and FJ Visser, who had been proposed for re-election as directors of the Company, were reappointed as directors.

Mr BA Myerson resigned as a director on 7 October 2004. The board thanks him for his contribution to the Group during his period in office.

In terms of the articles of association of the Company, one third of the directors retire by rotation each year. Drs MP Adonisi, DC Cronjé and BM Ilsey and Mr JP Davies retire as directors at the next annual general meeting of the Company, but being eligible, offer themselves for re-election.

Directors' shareholdings

	31 December 2004			31 December 2003		
	Beneficial		Non-beneficial	Beneficial		Non-beneficial
	Held directly	Held indirectly	Held indirectly	Held directly	Held indirectly	Held indirectly
MP Adonisi	–	3 106	–	–	3 106	–
JP Davies	82 347	–	–	82 347	–	–
G Griffin	55 000	–	–	55 000	–	–
BM Ilsey	243 525	–	–	243 525	–	–
HL Shill	1 575	7 992 725	9 293 088	1 575	2 006 174	15 079 639
J Treger	–	–	1 429 545	–	–	1 429 545
CL van Wyk	–	1 307	–	–	1 307	–
	382 447	7 997 138	10 722 633	382 447	2 010 587	16 509 184

There have been no changes in these holdings between 31 December 2004 and the date of this report.

Details of the directors' remuneration for the year, service contracts and share options are set out in note 17.6 to the financial statements.

Special resolutions

No special resolutions were passed during the year.

Events subsequent to the balance sheet date

The following material facts or circumstances have occurred between the year-end and the date of this report:

- The equity linked notes were settled by 28 January 2005 at their carrying value of R461,8 million at 31 December 2004. This settlement was funded by short-term loans, details of which are set out in note 13.
- Towards the beginning of March, the Group became aware that certain interpretations relied on for the purpose of computing Sage Life's taxable income might be open to challenge by SARS. To resolve this issue, the Group has taken advice and proactively engaged with SARS directly on the matter. After intensive review and based on the responses to date from SARS, Sage Life has made an additional provision of R16 million mainly for transitional tax in respect of the 2001 financial year, following the introduction of S29A of the Income Tax Act that governs the determination of life assurance tax. This provision of R16 million is reflected in the results for the year under review.

sage group balance sheet

at 31 December 2004

	Note	GROUP 2004 Rm	GROUP 2003 Rm	COMPANY 2004 Rm	COMPANY 2003 Rm
ASSETS					
Non-current assets		**8 314,9**	7 511,4	**975,8**	874,8
Tangible assets	2	**18,0**	19,1	–	–
Intangible assets	3	**54,0**	65,2	–	–
Interest in subsidiaries	4	–	–	**973,4**	872,4
Financial assets	5	**18,5**	15,4	**2,4**	2,4
Investments of the life assurance subsidiary	6	**8 224,4**	7 411,7	–	–
Current assets		**655,3**	652,5	**69,8**	109,6
Inventories	7	**0,2**	1,6	–	–
Trade and other receivables		**274,2**	329,2	**67,2**	107,1
Cash and cash equivalents		**380,9**	321,7	**2,6**	2,5
Total assets		**8 970,2**	8 163,9	**1 045,6**	984,4
EQUITY AND LIABILITIES					
Ordinary shareholders' interest	8	**76,4**	123,9	**814,5**	816,2
Non-current liabilities		**23,7**	379,2	–	–
Equity linked notes	9	–	360,3	–	–
Redeemable preference shares issued by subsidiary	10	–	10,0	–	–
Deferred taxation	11	**23,7**	8,9	–	–
Policyholder liabilities	12.4	**7 802,5**	7 119,7	–	–
Insurance contract liabilities	12.1	**4 520,1**	4 262,8	–	–
Investment contract liabilities	12.2	**3 282,4**	2 823,0	–	–
Deferred taxation	11	–	33,9	–	–
Current liabilities		**1 067,6**	541,1	**231,1**	168,2
Short-term borrowings	13	**579,3**	30,7	**227,5**	75,0
Bank borrowings	14	**44,2**	24,4	–	–
Derivative liabilities	15	–	102,9	–	80,1
Taxation		**51,8**	13,9	**3,0**	1,0
Trade and other payables		**342,8**	326,7	**0,4**	11,0
Provisions	16	**49,5**	42,5	**0,2**	1,1
Total equity and liabilities		**8 970,2**	8 163,9	**1 045,6**	984,4

for the year ended 31 December 2004

	Note	GROUP 2004 Rm	GROUP 2003 Rm	COMPANY 2004 Rm	COMPANY 2003 Rm
Sage Life operating surplus/(deficit)		**65,7**	(19,3)	**–**	–
Net earnings attributable to Sage Life shareholder's funds		**234,3**	117,3	**–**	–
Other operating income		**12,6**	33,1	**–**	–
Attributable earnings from Sage Life operations, after taxation	17.1	**312,6**	131,1	**–**	–
Other activities	17.3	**(20,1)**	(18,2)	**100,9**	(19,5)
Financing activities	17.4	**(337,8)**	(50,7)	**(100,5)**	19,4
Discontinued international operations	17.5	**0,5**	15,1	**0,5**	15,1
(Loss)/profit before taxation	17.2	**(44,8)**	77,3	**0,9**	15,0
Taxation relating to other Group activities	18	**2,7**	2,7	**2,6**	1,5
Total tax charge for the year	18	**64,1**	38,6		
Less tax in respect of Sage Life operations included above	18	**(61,4)**	(35,9)		
Net (loss)/earnings attributable to ordinary shareholders		**(47,5)**	74,6	**(1,7)**	13,5
Reconciliation of attributable (loss)/earnings to headline (loss)/earnings					
Net (loss)/earnings attributable to ordinary shareholders		**(47,5)**	74,6		
Adjustment for capital items		**1,2**	(13,4)		
Goodwill amortisation		**1,7**	1,7		
Discontinued international operations – provision for costs no longer required		**(0,5)**	(15,1)		
Headline (loss)/earnings		**(46,3)**	61,2		
Headline (loss)/earnings per ordinary share (cents)	19	**(12,8)**	23,5		
Attributable (loss)/earnings per ordinary share (cents)	19	**(13,1)**	28,7		

sage group group statement of changes in equity

for the year ended 31 December 2004

	Ordinary shares Rm	Share premium Rm	Compulsorily convertible debentures Rm	Capital redemption reserve Rm	Non-distributable reserves Rm	Accumulated deficit Rm	Total Rm
Balance at 31 December 2002	**1,6**	**18,3**	**37,2**	**–**	**1,2**	**(307,5)**	**(249,2)**
AC133 transitional adjustment	–	–	–	–	–	(23,2)	(23,2)
Consolidation of the share incentive schemes	(0,1)	(8,3)	(37,2)	–	–	35,2	(10,4)
Shares issued	2,1	347,9	–	–	–	–	350,0
Share issue expenses	–	(17,9)	–	–	–	–	(17,9)
Net earnings attributable to ordinary shareholders	–	–	–	–	–	74,6	74,6
Transfer to capital redemption reserve	–	–	–	0,8	–	(0,8)	–
Transfer to accumulated deficit from non-distributable reserves	–	–	–	–	(0,3)	0,3	–
Balance at 31 December 2003	**3,6**	**340,0**	**–**	**0,8**	**0,9**	**(221,4)**	**123,9**
Net loss attributable to ordinary shareholders	–	–	–	–	–	(47,5)	(47,5)
Transfer to accumulated deficit from non-distributable reserves	–	–	–	–	(0,1)	0,1	–
Balance at 31 December 2004	**3,6**	**340,0**	**–**	**0,8**	**0,8**	**(268,8)**	**76,4**

company statement of changes in equity

for the year ended 31 December 2004

sage GROUP

	Ordinary shares Rm	Share premium Rm	Compulsorily convertible debentures Rm	Capital redemption reserve Rm	Retained earnings Rm	Total Rm
Balance at 31 December 2002	**1,6**	**18,4**	**38,5**	**–**	**412,1**	**470,6**
Shares issued	2,1	347,9	–	–	–	350,0
Share issue expenses	–	(17,9)	–	–	–	(17,9)
Net earnings attributable to ordinary shareholders	–	–	–	–	13,5	13,5
Transfer of retained earnings to capital redemption reserve	–	–	–	0,8	(0,8)	–
Balance at 31 December 2003	**3,7**	**348,4**	**38,5**	**0,8**	**424,8**	**816,2**
Net loss attributable to ordinary shareholders	–	–	–	–	(1,7)	(1,7)
Balance at 31 December 2004	**3,7**	**348,4**	**38,5**	**0,8**	**423,1**	**814,5**

sage group cash flow statements

for the year ended 31 December 2004

	Note	GROUP 2004 Rm	GROUP 2003 Rm	COMPANY 2004 Rm	COMPANY 2003 Rm
Cash flows from operating activities		**371,2**	(48,0)	**149,1**	(147,6)
Cash generated/(utilised) by operations	20.1	**435,3**	50,1	**158,2**	(117,1)
Financing activities	20.2	**(28,4)**	(53,2)	**(8,5)**	(30,0)
Taxation paid	20.3	**(35,7)**	(44,9)	**(0,6)**	(0,5)
Cash flows of life assurance subsidiary's investment activities		**(105,7)**	96,5	–	–
Cash flows from investing activities		**(15,0)**	(15,9)	**(180,6)**	(257,2)
Investments to maintain operations		**(5,4)**	(6,0)	–	–
Replacement of tangible assets		**(7,9)**	(6,9)	–	–
Proceeds on disposal of tangible assets		**2,5**	0,9	–	–
Net acquisition and development of intangible assets		**(6,5)**	(11,5)	–	–
(Increase)/decrease in financial assets	20.4	**(3,1)**	1,6	–	2,7
Increase in interest in subsidiaries	20.5	–	–	**(180,6)**	(259,9)
		250,5	32,6	**(31,5)**	(404,8)
Cash flows from financing activities		**(191,3)**	(21,9)	**31,6**	407,1
Movement in outside shareholder's interest		–	(92,4)	–	–
Redemption/repurchase of equity linked notes		**(191,7)**	(103,1)	–	–
Settlement of the forward exchange contract liability		**(120,9)**	–	**(120,9)**	–
Shares issued		–	350,0	–	350,0
Costs related to shares issued		–	(17,9)	–	(17,9)
Redemption of preference shares issued by a subsidiary		–	(81,0)	–	–
Increase/(decrease) in other short-term and bank borrowings		**121,3**	(77,5)	**152,5**	75,0
Net increase in cash and cash equivalents		**59,2**	10,7	**0,1**	2,3
Cash and cash equivalents at beginning of the year		**321,7**	311,0	**2,5**	0,2
Cash and cash equivalents at end of the year		**380,9**	321,7	**2,6**	2,5
Policyholder cash		**251,3**	260,0	–	–
Shareholder cash		**129,6**	61,7	**2,6**	2,5

1 Accounting policies

The Group financial statements are prepared on the going concern basis using the historical cost basis, except for those items which are carried at fair value in terms of the relevant South African Statements of Generally Accepted Accounting Practice.

The principal accounting policies of the Group and the Company are set out below and are consistent in all material respects with those of the previous year. These policies comply with South African Statements of Generally Accepted Accounting Practice.

1.1 Basis of consolidation

The Group financial statements incorporate those of the Company and all of its subsidiaries. Subsidiaries are those entities in which the Group has the power to exercise control, usually represented by an interest of more than half of the voting rights. The results of any subsidiaries acquired or disposed of during the year are included from the effective dates of acquisition and up to the effective dates of disposal.

All intercompany transactions and resulting profits and losses between Group companies are eliminated on consolidation.

The share incentive schemes are consolidated in the Group financial statements as the schemes are under the effective control of the Group. Unallocated shares held in the schemes are treated as treasury shares and are deducted from the number of shares in issue in determining the issued share capital and earnings per share.

Any gains or losses on the value of the unallocated shares held by the share incentive schemes are accounted for directly in equity in the statement of changes in equity, and no profit or loss is recognised in the income statement.

1.2 Tangible assets

Equipment and vehicles are reflected at cost less accumulated depreciation and any impairment losses. Depreciation is charged on the straight-line basis over the estimated useful lives of the assets.

The estimated maximum useful lives are three to ten years for equipment and five years for vehicles.

1.3 Intangible assets

1.3.1 Software in use and under development

Software is reflected at cost less accumulated amortisation and any impairment losses. Software development costs are recognised only when the costs can be reliably measured and the attributable future economic benefits are assured.

Purchased software is amortised over a maximum of three years. Developed software is amortised over a maximum of five years. Assets are further impaired to the extent that any unamortised balance will, in all probability, no longer be recovered through future expected economic benefits.

1.3.2 Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of that entity at the date of acquisition.

Goodwill is carried at cost less accumulated amortisation and any impairment losses, and is amortised over the estimated economic lives with a maximum of twenty years. It is further written down to the extent that any amortised balance will, in all probability, no longer be recovered through future expected economic benefits.

1.4 Investment properties

Investment properties, including property subsidiaries, are shown at the fair value of the respective properties and property portfolios. Properties are valued individually by an external consultant on an annual basis in accordance with open market fundamentals. Any movements in fair value are recognised through the income statement.

1.5 Interest in subsidiaries

In the Company financial statements, investments in subsidiaries are stated at fair value which, in the case of the life assurance subsidiary, is based on the embedded value of the subsidiary. Any movements in fair value are recognised through the income statement.

1.6 Financial instruments

Financial instruments comprise all assets and liabilities carried on the balance sheet with the exclusion of interest in subsidiaries, tangible and intangible non-current assets, inventories, deferred tax assets or liabilities, insurance contract liabilities and provisions.

On initial recognition, financial instruments are recognised on trade date at cost, including transaction costs, and are subsequently measured as follows:

1.6.1 Financial assets

Trade and other receivables originated by the enterprise and policyholder loans are carried at amortised cost less impairment losses. All other assets held to meet policyholder liabilities and shareholder assets are stated at fair value, and fair value movements are reflected in the income statement. The fair values of financial assets are determined as follows:

1.6.1.1 Listed equities, unit trust units and property securities are carried at fair value which is determined with reference to quoted market prices.

1.6.1.2 Government, public utility, municipal bonds and other interest-bearing instruments are reflected at market value.

1.6.2 Financial liabilities

Investment contract liabilities have been reflected separately from insurance contract liabilities. Investment contracts are defined as those policies which do not carry significant insurance risk. Investment contract liabilities are reflected at fair value. Fair value has been determined with reference to the actuarial guidance note PGN104 on investment contracts. Fair value movements are accounted for in the income statement.

Trade and other payables originated by the enterprise are carried at amortised cost. All other liabilities are stated at fair value, and fair value movements are reflected in the income statement. The equity linked note liability is reflected in the balance sheet at fair value. Fair value is determined as disclosed in note 9.

1.6.3 Derecognition

A financial asset is derecognised when the Group loses control over the contractual rights that comprise the asset and consequently transfers the substantive risks and benefits associated with the asset on trade date. This occurs when the rights are realised, expire or are surrendered. A financial liability is derecognised when it is legally extinguished.

1.7 Inventories

Inventories are valued at the lower of cost and net realisable value.

1.8 Impairment of assets

The carrying amounts of assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If there is any indication that an asset may be impaired, its recoverable amount is estimated. The recoverable amount is the higher of its net selling price and its value in use. For intangible assets that are not yet available for use, or goodwill, the recoverable amount is estimated at each balance sheet date.

In assessing value in use, the expected future cash flows from the asset are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount.

For an asset that does not generate cash inflows that are largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs. An impairment loss is recognised in the income statement whenever the carrying amount of the cash-generating unit exceeds its recoverable amount.

A previously recognised impairment loss is reversed if the recoverable amount of the asset increases as a result of a change in the estimates used to determine the recoverable amount, but not to an amount higher than the carrying amount that would have been determined (net of depreciation) had no impairment loss been recognised in previous years. For goodwill, a recognised impairment loss is not reversed unless the impairment loss was caused by a specific external event of an exceptional nature that is not expected to recur and the increase relates clearly to the reversal of the effect of that specific event.

1.9 Translation of foreign currencies

Transactions in foreign currencies are translated at the rates of exchange ruling at the transaction dates. Monetary assets and liabilities in foreign currencies are translated at the rates of exchange ruling at the balance sheet date. Any foreign exchange differences are dealt with in the income statement in the year in which the difference occurs.

Non-monetary assets and liabilities of subsidiaries, which are considered to be integrated foreign operations, are translated at historic rates of exchange, with monetary assets and liabilities being translated at rates of exchange ruling at the financial year-end. Income and expenditure of these subsidiaries are translated at the weighted average rate of exchange during the year. Exchange differences arising from the translation of integrated foreign operations are dealt with in the income statement in the year in which the difference occurs.

1.10 Provisions

Provisions are recognised when there is a present legal or constructive obligation as a result of past events, for which it is probable that an outflow of economic benefits will occur, and where a reliable estimate can be made of the amount of the obligation.

1.11 Turnover

Turnover is not a concept relevant to the business of insurance and accordingly no turnover figure is disclosed.

1.12 Revenue and expense recognition

Insurance contracts are those contracts which carry significant insurance risk and are accounted for in terms of actuarial guidance note PGN104.

Premiums, investment returns, benefit payments, sales remuneration and taxation in respect of investment contracts are not included in the income statement of the Life operation, but are accounted for directly against investment contract liabilities. Policy fees on investment contracts are accounted for in the income statement on an accrual basis when the service is rendered.

Revenue and expenses under insurance contracts are recognised as follows:

1.12.1 Premium income

Individual insurance contract premiums are recognised when they become due and payable by the policyholders.

Employee benefits insurance contract premiums are recognised when they become due and payable if collection is reasonably certain, otherwise premiums are recognised on a cash basis.

1.12.2 Benefit payments

Benefit payments are accounted for when claims are intimated.

1.12.3 Commissions and other sales remuneration

Commissions and other sales remuneration are recognised when incurred.

1.12.4 Marketing and other administration expenses

Marketing and administration expenses, including head office and branch administration expenditure, marketing and development expenditure as well as other non-commission related expenditure, are expensed as incurred.

1.13 Sage Life operating surplus

The surplus on the Life operations attributable to shareholders is calculated in terms of the actuarial guidance note PGN104, providing for actuarially determined movements in policyholder liabilities.

1.14 Investment income

Investment income comprises interest, dividends and net rentals.

Dividends received from listed investments are recognised on the last day to trade, and in respect of unlisted investments are recognised on the date of declaration of the dividend by the investee. Interest income and other investment income are recognised on an accrual basis.

1.15 Taxation

Current tax comprises tax payable calculated on the basis of the expected taxable income for the year, using the tax rates enacted at the balance sheet date, and any adjustment of tax payable for previous years.

Deferred tax is provided using the balance sheet liability method, based on temporary differences. Temporary differences are differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax base. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax is charged to the income statement except to the extent that it relates to a transaction that is recognised directly in equity. The effect on deferred tax of any changes in tax rates is recognised in the income statement, except to the extent that it relates to items previously charged or credited directly to equity.

A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which the associated unused tax losses and deductible temporary differences can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Capital gains tax balances are reflected at current value and have not been discounted. Deferred capital gains tax relating to the assets underlying policyholder liabilities is reflected separately on the balance sheet.

1.16 Operating leases

Leases where the lessor retains the risks and rewards of ownership of the underlying asset are classified as operating leases. Payments made under operating leases are charged against income on a straight-line basis over the period of the lease.

1.17 Dividends paid/capitalisation issues

Where the Company awards capitalisation shares and the shareholders are entitled to decline the capitalisation award in respect of the whole or any part of their shareholding and elect a cash dividend instead, the cash amount paid is reflected in the statement of changes in equity as dividends paid. The nominal value of the capitalisation shares to be issued is charged against the capital redemption reserve.

1.18 Employee benefits

1.18.1 Short and long-term benefits

The cost of all short-term employee benefits, such as salaries, annual and sick leave, medical and other contributions, is recognised during the year in which the employee renders the related service.

Long-term benefits, such as long service leave, are recognised and provided for at the balance sheet date based on current salary rates.

1.18.2 Retirement benefits

The Group provides defined benefit and defined contribution plans for the benefit of employees, the assets of which are held in separate funds. These plans are funded by contributions from the Group and employees. Contributions to a defined contribution plan in respect of service in a particular year are recognised as an expense in that year. Current service costs in respect of a defined benefit plan are recognised as an expense in the current year.

1.18.3 Post-retirement medical benefits

No contributions are made to the medical aid of retired employees.

1.19 Segmental reporting

The business segments are Life assurance, comprising investment contract and insurance contract business, unit trusts and other financial services and Group activities.

The basis of segmental reporting is representative of the internal structure used for management reporting.

	GROUP	
	2004 Rm	2003 Rm
2 Tangible assets		
Cost	**65,9**	62,6
Equipment	**46,3**	42,3
Vehicles	**19,6**	20,3
Depreciation and impairment losses	**(47,9)**	(43,5)
Equipment	**(34,8)**	(32,0)
Vehicles	**(13,1)**	(11,5)
Net carrying value	**18,0**	19,1
2.1 Analysis of movements in net carrying value		
Opening balance	**19,1**	22,5
Additions	**7,9**	6,9
– equipment	**6,0**	4,1
– vehicles	**1,9**	2,8
Disposals	**(1,3)**	(1,7)
– equipment	**(0,2)**	(0,2)
– vehicles	**(1,1)**	(1,5)
Depreciation	**(7,7)**	(8,6)
– equipment	**(4,6)**	(5,1)
– vehicles	**(3,1)**	(3,5)
Closing balance	**18,0**	19,1
3 Intangible assets		
Cost	**120,9**	114,4
Software	**87,1**	80,6
Goodwill	**33,8**	33,8
Amortisation and impairment losses	**(66,9)**	(49,2)
Software	**(45,4)**	(29,4)
Goodwill	**(21,5)**	(19,8)
Net carrying value	**54,0**	65,2
3.1 Analysis of movements in net carrying value		
Opening balance	**65,2**	69,9
Additions – software	**6,5**	11,8
– Software in use	**3,5**	10,1
– Software under development	**3,0**	1,7
Disposals – software	**–**	(0,3)
Amortisation	**(17,7)**	(16,2)
– Software	**(16,0)**	(14,5)
– Goodwill	**(1,7)**	(1,7)
Closing balance	**54,0**	65,2

	COMPANY	
	2004 Rm	2003 Rm

4 Interest in subsidiaries

	2004 Rm	2003 Rm
Shares at fair value (notes 13.2 and 14)	**1 369,9**	2 104,6
Net amounts owing to subsidiaries	**(396,5)**	(1 232,2)
	973,4	872,4

	GROUP		COMPANY	
	2004 Rm	2003 Rm	**2004 Rm**	2003 Rm

5 Financial assets

	2004 Rm	2003 Rm	**2004 Rm**	2003 Rm
Unit trust units	**17,4**	14,8	**–**	–
Unlisted investments				
– Amounts advanced to share incentive schemes	**–**	–	**2,4**	2,4
– Other	**1,1**	0,6	**–**	–
	18,5	15,4	**2,4**	2,4

	GROUP	
	2004 Rm	2003 Rm

6 Investments of the life assurance subsidiary

6.1 Sage Life Limited

	2004 Rm	2003 Rm
Listed investments	**1 102,7**	1 525,4
– Shares	**699,8**	870,1
– Property securities	**48,7**	41,5
– Foreign securities	**354,2**	613,8
Unit trust units	**5 167,6**	3 849,5
– Local	**4 681,8**	3 544,5
– Foreign	**485,8**	305,0
Foreign cash and cash equivalents	**14,5**	69,9
Government, public utility and municipal stock	**1 491,6**	1 479,5
Debentures, mortgages and loans	**2,1**	2,3
Investment properties (note 6.2)	**346,0**	397,3
Loans secured against contracts with policyholders	**99,9**	87,8
	8 224,4	7 411,7

	GROUP	
	2004 Rm	2003 Rm

6 Investments of the life assurance subsidiary continued

6.2 Investment properties

	2004 Rm	2003 Rm
Market value at the beginning of the year	**397,3**	481,0
Additions	**–**	6,8
Disposals	**(41,7)**	(66,6)
Fair value adjustments	**(9,6)**	(23,9)
Market value at the end of the year (Cost R287,3 million (2003: R328,5 million))	**346,0**	397,3
Held by:		
Policyholders	**302,2**	316,3
Shareholder	**43,8**	81,0
	346,0	397,3
Investment properties comprise:		
Office buildings	**253,1**	270,2
Residential land	**8,0**	37,6
Commercial and industrial land	**84,9**	89,5
	346,0	397,3

A register of properties is available for inspection at the Company's registered office.

7 Inventories

	2004 Rm	2003 Rm
Property	**0,1**	1,4
Unit trust units	**0,1**	0,2
	0,2	1,6

8 Ordinary shareholders' interest

	GROUP		COMPANY	
	2004 Rm	2003 Rm	**2004 Rm**	2003 Rm
Ordinary share capital (note 8.1)	**3,6**	3,6	**3,7**	3,7
Share premium (note 8.3)	**340,0**	340,0	**348,4**	348,4
Capital redemption reserve	**0,8**	0,8	**0,8**	0,8
Non-distributable reserves (note 8.4)	**0,8**	0,9	**–**	–
(Accumulated deficit)/retained earnings	**(268,8)**	(221,4)	**423,1**	424,8
Compulsorily convertible debentures (note 8.5)	**–**	–	**38,5**	38,5
	76,4	123,9	**814,5**	816,2

	GROUP		COMPANY	
	2004 Rm	2003 Rm	**2004 Rm**	2003 Rm

8 Ordinary shareholders' interest continued

	2004 Rm	2003 Rm	**2004 Rm**	2003 Rm
8.1 Ordinary share capital				
Authorised				
500 000 000 shares of 1 cent each	**5,0**	5,0	**5,0**	5,0
In terms of a shareholders' resolution dated 10 May 2004, the unissued shares are under the control of the directors. The authority remains in force until the forthcoming annual general meeting.				
Issued				
367 086 074 shares of 1 cent each	**3,7**	3,7	**3,7**	3,7
Less: 4 799 815 treasury shares held by the share incentive schemes	**(0,1)**	(0,1)	**–**	–
362 286 259 shares of 1 cent each	**3,6**	3,6	**3,7**	3,7
8.2 Preference share capital				
Variable rate redeemable "A" preference shares				
Authorised				
80 951 085 shares of 1 cent each	**0,8**	0,8	**0,8**	0,8
Issued	**–**	–	**–**	–
8.3 Share premium				
Premium at the beginning of the year	**348,4**	462,8	**348,4**	462,8
Share premium utilised on the redemption of preference shares	**–**	(444,4)	**–**	(444,4)
Share premium arising from the issue of new ordinary shares	**–**	347,9	**–**	347,9
Share issue expenses written-off	**–**	(17,9)	**–**	(17,9)
Premium at the end of the year	**348,4**	348,4	**348,4**	348,4
Less: treasury shares held by the share incentive schemes	**(8,4)**	(8,4)	**–**	–
	340,0	340,0	**348,4**	348,4
8.4 Non-distributable reserves				
Contingency reserve held in subsidiary	**0,7**	0,8	**–**	–
Other	**0,1**	0,1	**–**	–
	0,8	0,9	**–**	–

	GROUP		COMPANY	
	2004 Rm	2003 Rm	**2004 Rm**	2003 Rm

8 Ordinary shareholders' interest continued

	GROUP 2004 Rm	GROUP 2003 Rm	COMPANY 2004 Rm	COMPANY 2003 Rm
8.5 Compulsorily convertible debentures				
1 975 354 debentures in issue	**38,5**	38,5	**38,5**	38,5
Less: debentures held by the share incentive schemes	**(38,5)**	(38,5)	**–**	–
	–	–	**38,5**	38,5

The debentures are issued in terms of the Company's share incentive schemes for employees. The debentures are unsecured and compulsorily convertible into ordinary shares on a one-for-one basis over a period of seven years starting from the respective issue dates (at the discretion of the trustees).

During 2003, the share incentive schemes purchased all issued debentures from the share scheme participants. The debentures held by the share incentive schemes have been eliminated on consolidation. The debentures bear interest at rates agreed from time to time.

	GROUP	
	2004 Rm	2003 Rm
8.6 The reconciliation of shareholder's funds in Sage Life Limited to those in Sage Group Limited		
Shareholder's funds of Sage Life Limited	**911,6**	726,7
Listed investments – ABSA	**410,4**	440,7
Other investments		
– Unlisted subsidiaries	**115,1**	104,0
Net asset value	**32,1**	21,5
Revaluation adjustments	**83,0**	82,5
– Properties	**42,1**	81,0
– Other interest bearing investments	**127,2**	82,2
Current and other assets	**218,2**	42,8
Amount due from/(to) policyholders	**65,7**	(19,3)
Taxation	**(67,1)**	(4,7)
Adjustments to fair value of Sage Life subsidiaries	**(83,0)**	(82,5)
Shareholder's funds of Sage Life Limited at net asset value	**828,6**	644,2
Equity linked notes	**(461,8)**	(385,0)
Other interest bearing liabilities	**(161,7)**	(40,4)
– Bank borrowings	**(44,2)**	(24,4)
– Preference shares	**(10,0)**	(10,0)
– Short-term loans	**(107,5)**	–
– Other	**–**	(6,0)
Goodwill	**12,3**	13,9
Tangible and intangible assets	**0,2**	4,0
Financial assets	**0,2**	–
Loan to Sage Group Limited from Sage Life Limited	**(120,0)**	(75,0)
Elimination of share scheme loans	**(7,2)**	(7,2)
Net working capital	**(14,2)**	(30,6)
Shareholders' funds of Sage Group Limited	**76,4**	123,9

	GROUP		GROUP	
	2004 Rm	2003 Rm	**2004 US$m**	2003 US$m

9 *Equity linked notes (ELNs)*

	2004 Rm	2003 Rm	**2004 US$m**	2003 US$m
9.1 6 700 (2003: 9 658 notes) 8% unsecured equity linked notes due 2005				
Opening balance	**385,0**	558,4	**58,1**	65,0
Effect of AC133 transitional adjustment on ELNs	**–**	12,3	**–**	1,4
Redemptions/repurchases	**(191,7)**	(116,4)	**(29,9)**	(16,7)
Fair value and foreign exchange adjustments	**268,5**	(69,3)	**53,3**	8,4
Closing balance	**461,8**	385,0	**81,5**	58,1
Less: current portion of the liability included in short-term borrowings (note 13)	**(461,8)**	(24,7)	**(81,5)**	(3,7)
	–	360,3	**–**	54,4

9.2 The notes were issued on 22 June 2001, at a price of US$5 000 per note, by Sage International Finance Limited and are fully guaranteed by Sage Group Limited.

9.3 Interest is payable semi-annually in arrears on 31 January and 31 July.

9.4 During the course of the year, 2 958 units were redeemed from noteholders.

9.5 On 10 December 2004, the issuer gave notice of its intention to redeem all outstanding notes as at that date. In response, the noteholders excercised their option to receive repayment equal to the market value of an ABSA Group Limited share, in US$, multiplied by 947,982. The remaining outstanding notes at 31 December 2004 were therefore all redeemed from noteholders by 28 January 2005. The carrying value of the ELNs as at 31 December 2004, has been based on the Rand value of these actual redemptions (note 13.2).

	GROUP	
	2004 Rm	2003 Rm

10 *Redeemable preference shares issued by subsidiary*

	2004 Rm	2003 Rm
Preference share capital with a variable rate dividend of 72% of the bank prime overdraft rate and a redemption date of 31 March 2005	**10,0**	10,0
Less: current portion of liability included in short-term borrowings (note 13)	**(10,0)**	–
	–	10,0

11 *Deferred taxation*

	2004 Rm	2003 Rm
Deferred capital gains tax relating to policyholder investments	**–**	33,9
Deferred capital gains tax relating to shareholder investments	**22,6**	8,0
Other temporary differences	**1,1**	0,9
	23,7	42,8
Less: included in policyholder liabilities	**–**	(33,9)
	23,7	8,9

12 *Policyholder liabilities*

12.1 Insurance contract liabilities

	2004 Rm	2003 Rm
The movements in the insurance contract liabilities for the year were as follows:		
Balance at the beginning of the year	**4 262,8**	9 485,9
International separate account liabilities (discontinued)	**–**	(2 823,4)
	4 262,8	6 662,5
Reclassification to investment contract liabilities in terms of AC133	**–**	(2 831,3)
Reclassification of deposit administration funds as investment contracts	**(411,7)**	–
Transfer from Sage Life income statement	**669,0**	431,6
Balance at the end of the year	**4 520,1**	4 262,8

	GROUP	
	2004 Rm	2003 Rm

12 Policyholder liabilities continued

12.2 Investment contract liabilities

	2004 Rm	2003 Rm
The movements in the investment contract liabilities for the year were as follows:		
Balance at the beginning of the year	**2 823,0**	–
Reclassification from insurance contract liabilities in terms of AC133	**–**	2 831,3
Reclassification of deposit administration funds as investment contracts	**411,7**	–
Net premium income	**410,0**	260,5
Investment returns	**463,2**	375,2
Policyholder benefits	**(774,7)**	(607,7)
Net sales remuneration	**(8,5)**	(6,1)
Direct taxation		
– Deferred income tax	**14,0**	–
– Deferred capital gains tax	**(1,9)**	(5,1)
– Retirement funds tax	**(2,4)**	(4,0)
Transfer of policy fees and fair value adjustment of investment contract liabilities	**(52,0)**	(21,1)
Balance at the end of the year	**3 282,4**	2 823,0

12.3 Investment contract liabilities become payable as follows:

	2004 Rm	2003 Rm
Payable within one year	**358,9**	417,2
Payable within two to five years	**724,3**	925,9
Payable after five years	**2 199,2**	1 479,9
	3 282,4	2 823,0

12.4 Total policyholder liabilities

	2004 Rm	2003 Rm
Actuarial liabilities under unmatured insurance and investment contracts comprise the following:		
– Market related business	**4 526,2**	3 943,9
– Smooth bonus business	**619,6**	633,6
– With-profits reversionary bonus business	**346,8**	318,0
– Non-profit business	**1 135,4**	1 151,6
– Annuity business	**1 174,5**	1 072,6
	7 802,5	7 119,7

The report by the statutory actuary on the financial position of Sage Life Limited, together with the statement of actuarial value of assets and liabilities, is set out on pages 59 to 65 of this report.

	GROUP		COMPANY	
	2004 Rm	2003 Rm	**2004 Rm**	2003 Rm

13 Short-term borrowings

	2004 Rm	2003 Rm	**2004 Rm**	2003 Rm
Equity linked notes (note 9)	**461,8**	24,7	**–**	–
Redeemable preference shares issued by subsidiary (note 10)	**10,0**	–	**–**	–
Loan from Sage Life Limited (note 13.1)	**–**	–	**120,0**	75,0
Short-term loans (note 13.2)	**107,5**	–	**107,5**	–
Other borrowings	**–**	6,0	**–**	–
	579,3	30,7	**227,5**	75,0

13.1 The loan from Sage Life Limited is unsecured, payable on demand and bears interest at the bank prime overdraft rate.

13.2 The short-term loans bear interest at rates ranging between 1% and 2% above the bank prime overdraft rate. The loans are subject to monthly roll-over at the discretion of the lenders and repayable by no later than 31 July 2005. The loans of R107,5 million form part of facilities totalling R540 million for use exclusively in redeeming the ELNs (note 22). The remaining loan facilities were fully utilised in completing the redemption of the ELNs in January 2005. The loan facilities are secured by a pledge of 77,3% of the ordinary shares in Sage Life Limited.

	GROUP		COMPANY	
	2004 Rm	2003 Rm	**2004 Rm**	2003 Rm
14 Bank borrowings	**44,2**	24,4	–	–

Bank facilities totalling R46,2 million, of which R44,2 million has been utilised, are secured by means of a pledge of 22,7% of the ordinary shares in Sage Life Limited (note 23.6).

15 Derivative liabilities

	2004 Rm	2003 Rm	**2004 Rm**	2003 Rm
Currency instruments	–	80,1	–	80,1
The FEC cover in respect of the ELNs was fully unwound prior to year-end (note 9)				
Equity instruments	–	22,8	–	–
	–	102,9	–	80,1

16 Provisions

	2004 Rm	2003 Rm	**2004 Rm**	2003 Rm
Employee-related provisions	**32,9**	32,4	–	–
Opening balance	**32,4**	33,7	–	–
Charge to income statement	**23,4**	25,8	–	–
Reversed during the year	**(3,6)**	–	–	–
Utilised during year	**(19,3)**	(27,1)	–	–
Other provisions	**16,6**	10,1	**0,2**	1,1
Opening balance	**10,1**	88,3	**1,1**	21,9
Charge to income statement	**17,6**	–	–	–
Reversed during the year	**(1,3)**	(15,1)	**(0,5)**	(15,1)
Utilised during year	**(9,8)**	(63,1)	**(0,4)**	(5,7)
	49,5	42,5	**0,2**	1,1
Included in the above provisions are:				
Provision for leave pay	**21,6**	25,2	–	–
Provision for bonuses	**10,4**	4,4	–	–

17 (Loss)/profit before taxation

17.1 Reconciliation of the Sage Life Limited surplus to the Group attributable earnings from operations, after taxation

	2004 Rm	2003 Rm
Sage Life Limited surplus	**314,9**	55,0
Operating surplus/(deficit)	**65,7**	(19,3)
Return on shareholder's funds	**249,2**	74,3
Reversal of adjustments to fair value of subsidiaries	**(2,3)**	67,8
Undistributed earnings of subsidiaries	–	8,3
Group attributable earnings from operations, after taxation	**312,6**	131,1
Reflected as follows:		
– Sage Life operating surplus/(deficit)	**65,7**	(19,3)
– Net earnings attributable to Sage Life shareholder's funds	**234,3**	117,3
– Other operating income	**12,6**	33,1
	312,6	131,1

17 (Loss)/profit before taxation continued

	GROUP	
	2004 Rm	2003 Rm
17.2 (Loss)/profit before taxation, includes the following:		
Income		
Life assurance subsidiary	**1 153,2**	594,2
– Listed dividends	**33,5**	53,7
– Unlisted dividends	**34,9**	51,8
– Listed interest	**71,0**	52,0
– Unlisted interest	**219,3**	176,9
– Other investment income	**18,9**	–
– Realised and unrealised surpluses on investments	**1 238,8**	635,0
Transfer of investment returns to investment contracts	**(463,2)**	(375,2)
Other investments	**9,4**	12,2
– Listed dividends	**–**	2,3
– Unlisted dividends	**0,1**	0,3
– Unlisted interest	**9,0**	9,6
– Realised and unrealised surpluses on investments	**0,3**	–
Charges		
Depreciation and amortisation	**23,7**	23,1
– Tangible assets	**7,7**	8,6
– Intangible assets (excluding goodwill)	**16,0**	14,5
Operating lease charges		
– Fixed property and equipment	**30,2**	29,2
– paid to policyholder funds	**21,3**	20,0
– paid to third parties	**8,9**	9,2
Staff costs	**178,5**	173,5
Fees paid to non-employees	**39,4**	32,4
– Investment management services	**18,9**	16,0
– Consulting and outsourced technical services	**19,7**	15,3
– Actuarial services	**0,6**	0,8
– Secretarial services	**0,2**	0,3
Auditors' remuneration	**5,8**	5,9
– Audit fees	**4,3**	3,5
– Current year	**3,9**	3,5
– Prior year underprovision	**0,4**	–
– Internal audit services outsourced	**1,1**	1,1
– Other services	**0,4**	1,3
Profit/(loss) on disposal of tangible assets	**1,2**	(0,8)

	GROUP		COMPANY	
	2004 Rm	2003 Rm	**2004 Rm**	2003 Rm

17 (Loss)/profit before taxation continued

	2004 Rm	2003 Rm	**2004 Rm**	2003 Rm
17.3 Other activities				
Goodwill amortisation	**(1,7)**	(1,7)	**–**	–
Revaluation of subsidiaries	**–**	–	**(28,4)**	(18,2)
Provision against loans to share incentive scheme participants	**–**	–	**–**	2,2
Dividends from subsidiary companies			**130,0**	–
Net expenses	**(18,4)**	(16,5)	**(0,7)**	(3,5)
	(20,1)	(18,2)	**100,9**	(19,5)
17.4 Financing activities				
Equity linked notes	**(317,6)**	(29,4)	**(100,2)**	17,5
– Interest paid	**(14,5)**	(34,4)	**–**	–
– Interest paid to subsidiary			**(14,5)**	(34,4)
– Fair value and foreign exchange adjustments	**(268,5)**	82,6	**(51,1)**	129,5
– Loss on forward exchange contract (note 15)	**(40,9)**	(80,1)	**(40,9)**	(80,1)
– Interest received on forward exchange collateral deposit	**6,3**	2,5	**6,3**	2,5
Redeemable preference share dividends (note 10)	**(0,8)**	(2,8)	**–**	–
Interest paid on short-term loans	**(0,5)**	–	**(0,5)**	–
Interest on bank and other short-term borrowings	**(4,3)**	(9,6)	**0,2**	1,9
	(323,2)	(41,8)	**(100,5)**	19,4
Interest paid to Sage Life Limited	**(14,6)**	(8,9)	**(14,6)**	(8,9)
Interest received from subsidiary			**14,6**	8,9
	(337,8)	(50,7)	**(100,5)**	19,4
17.5 Discontinued international operations				
Provision for discontinuation cost no longer required	**0,5**	15,1	**0,5**	15,1

17 (Loss)/profit before taxation continued

17.6 Directors' emoluments

(Emoluments are disclosed in respect of the period the director served)

From subsidiary companies

2004	Services as directors R000	Basic salary R000	Bonuses R000	Lump sum payments R000	Retirement contributions R000	Medical and expense allowances R000	Total R000
Executives							
G Griffin	72	2 100	845	–	–	110	3 127
JP Davies	72	1 877	466	804	134	67	3 420
L Kaplan	72	1 105	211	–	135	114	1 637
Total executive remuneration	216	5 082	1 522	804	269	291	8 184
Non-executives							
DC Cronjé	206						206
MP Adonisi	85						85
BM Ilsley	122						122
BA Myerson[(1)]	70						70
HL Shill	93						93
JA Treger	85						85
AF van Biljon	138						138
CL van Wyk	148						148
T van Wyk	131						131
FJ Visser	72						72
Total non-executive remuneration	1 150						1 150
Total directors' remuneration	1 366	5 082	1 522	804	269	291	9 334

Directors' service contracts:

JP Davies and L Kaplan are parties to employment contracts which provide, *inter alia*, that in the event of retrenchment, they will be entitled to receive a lump sum compensation of between one and two times annual remuneration, depending upon length of service.

17 (Loss)/profit before taxation continued

17.6 Directors' emoluments continued

2003	Services as directors R000	Basic salary R000	Bonuses R000	Lump sum payments R000	Retirement contributions R000	Medical and expense allowances R000	Total R000
Executives							
G Griffin[2]	282	1 441	–	–	–	26	1 749
JP Davies	70	1 827	538	–	130	66	2 631
JE Henderson[3]	41	805	420	–	58	37	1 361
L Kaplan	70	1 084	356	–	133	110	1 753
RI Marsden[3][4]	–	1 936	2 680	2 340	31	8	6 995
B Nackan[3]	17	688	510	–	82	104	1 401
Total executive remuneration	480	7 781	4 504	2 340	434	351	15 890
Non-executives							
DC Cronjé[5]	168						168
MP Adonisi	83						83
BJ du Plessis[3]	53						53
BM Ilsley	109						109
BA Myerson[7]	34						34
JH Postmus[3]	41						41
HL Shill[6]	86	904	–	1 000	–	121	2 111
CD Stein[3]	53						53
JA Treger[7]	34						34
AF van Biljon[7]	55						55
CL van Wyk	130						130
T van Wyk	125						125
FJ Visser[8]	8						8
Total non-executive remuneration	979	904	–	1 000	–	121	3 004
Total directors' remuneration	1 459	8 685	4 504	3 340	434	472	18 894

Notes:

[1] Resigned 7 October 2004.

[2] Appointed Group chief executive officer on 8 April 2003.

[3] Resigned 22 July 2003.

[4] Payment made in US Dollars. Conversion to rand done at an average exchange rate.

[5] Appointed chairman on 19 May 2003.

[6] Retired as chairman 19 May 2003; continues to serve as non-executive director.

[7] Appointed 22 July 2003.

[8] Appointed 18 November 2003.

Share Options:

During 2003, all share options held by directors were cancelled and no options were allocated during the year (note 24.3).

	GROUP		COMPANY	
	2004 Rm	2003 Rm	**2004 Rm**	2003 Rm

18 Taxation

	2004 Rm	2003 Rm	**2004 Rm**	2003 Rm
18.1 Charge for the year				
South African normal taxation	**15,4**	16,3	**0,6**	1,0
Current year	**34,2**	13,3	**–**	–
Prior year	**19,4**	2,1	**0,6**	1,0
Deferred				
– current year	**(15,7)**	0,9	**–**	–
– prior year	**(22,5)**	–	**–**	–
Capital gains tax	**28,8**	20,9	**2,0**	–
Current year	**7,8**	–	**–**	–
Prior year	**2,0**	–	**2,0**	–
Deferred				
– current year	**24,9**	20,9	**–**	–
– prior year	**(5,9)**	–	**–**	–
Retirement fund tax	**9,8**	9,6	**–**	–
Current year	**8,3**	9,5	**–**	–
Prior year	**1,5**	0,1	**–**	–
Secondary tax on companies	**0,4**	0,9	**–**	0,5
Total taxation	**54,4**	47,7	**2,6**	1,5
Taxation attributable to Sage Life investment contracts	**9,7**	(9,1)	**–**	–
	64,1	38,6	**2,6**	1,5
Less: amounts included in:	**(61,4)**	(35,9)	**–**	–
– Sage Life operating surplus/(deficit)	**14,4**	(13,4)	**–**	–
– Net earnings attributable to Sage Life shareholder's funds	**(70,5)**	(8,0)	**–**	–
– Other operating income	**(5,3)**	(14,5)	**–**	–
Taxation relating to other Group activities	**2,7**	2,7	**2,6**	1,5
18.2 Reconciliation of taxation rate	**%**	%	**%**	%
Taxation as a percentage of (loss)/profit before taxation	**(6,0)**	3,5	**288,9**	10,1
Taxation effect of:				
– Exempt income and capital items	**205,7**	5,2	**363,3**	105,0
– Taxation attributable to earnings from Sage Life operations	**(209,3)**	39,3	**–**	–
– Deferred tax previously not recognised	**–**	13,6	**–**	–
– Non-deductible expenditure	**9,8**	(27,7)	**(266,7)**	(75,0)
– Secondary tax on companies	**0,2**	(1,2)	**–**	(3,4)
– Prior year adjustments	**5,9**	(2,7)	**(288,9)**	(6,7)
– Tax losses not utilised	**23,7**	–	**(66,6)**	–
Standard tax rate	**30,0**	30,0	**30,0**	30,0

	GROUP	
	2004 Rm	2003 Rm

18 Taxation continued

18.3 Future tax relief

There are losses available within the life assurance subsidiary for set-off against policyholders' income, amounting to approximately R23 million, after setting off R127 million relating to deferred capital gains tax liabilities. No deferred tax asset has been raised in respect of these estimated remaining tax losses.

19 Earnings per share

	2004 Rm	2003 Rm
Attributable (loss)/profit	**(47,5)**	74,6
Capital items	**1,2**	(13,4)
Headline (loss)/earnings	**(46,3)**	61,2
Weighted average number of ordinary shares in issue (millions)	**367,1**	264,4
Less: weighted average treasury shares held by the share incentive schemes (millions)	**(4,8)**	(4,4)
Net weighted average number of ordinary shares in issue (millions)	**362,3**	260,0
Headline (loss)/earnings per share (cents)	**(12,8)**	23,5
Attributable (loss)/earnings per share (cents)	**(13,1)**	28,7

19.1 Earnings per share

(Loss)/earnings per share is calculated by dividing the respective (loss)/earnings by the weighted average number of ordinary shares in issue during the year.

19.2 Fully diluted earnings per share

Fully diluted headline earnings and fully diluted attributable earnings per share are equivalent to headline and attributable earnings per share, respectively, as the compulsorily convertible debentures are held by the share incentive schemes which have been consolidated.

	GROUP		COMPANY	
	2004 Rm	2003 Rm	**2004 Rm**	2003 Rm

20 Notes to the cash flow statements

20.1 Cash generated/(utilised) by operations

	2004 Rm	2003 Rm	**2004 Rm**	2003 Rm
(Loss)/profit before taxation	**(44,8)**	77,3	**0,9**	15,0
Add: Sage Life taxation	**61,4**	35,9	**–**	–
	16,6	113,2	**0,9**	15,0
Adjustments for:				
– Financing activities	**337,8**	50,7	**100,5**	(19,4)
– Revaluations of investment in subsidiaries	**–**	–	**28,4**	18,2
– Depreciation and amortisation	**25,4**	24,8	**–**	–
– Impairment of assets	**–**	–	**–**	(2,2)
– (Profit)/loss on disposal of tangible assets	**(1,2)**	0,8	**–**	–
	378,6	189,5	**129,8**	11,6
Changes in working capital:	**56,7**	(139,4)	**28,4**	(128,7)
– Decrease in inventories	**1,4**	4,5	**–**	–
– Decrease/(increase) in trade and other receivables	**55,0**	6,4	**39,9**	(96,1)
– Decrease in trade and other payables and equity derivatives	**(6,7)**	(70,8)	**(10,6)**	(11,8)
– Increase/(decrease) in provisions	**7,0**	(79,5)	**(0,9)**	(20,8)
	435,3	50,1	**158,2**	(117,1)

20.2 Financing activities

	2004 Rm	2003 Rm	**2004 Rm**	2003 Rm
Equity linked notes	**(8,2)**	(31,9)	**(8,2)**	(31,9)
– Interest paid	**(14,5)**	(34,4)	**–**	–
– Interest paid to subsidiary			**(14,5)**	(34,4)
– Interest received on forward exchange collateral deposit	**6,3**	2,5	**6,3**	2,5
Redeemable preference share dividends	**(0,8)**	(2,8)	**–**	–
Interest paid on short-term loan	**(0,5)**	–	**(0,5)**	–
Interest on bank and other short-term borrowings	**(4,3)**	(9,6)	**0,2**	1,9
	(13,8)	(44,3)	**(8,5)**	(30,0)
Interest paid to Sage Life Limited	**(14,6)**	(8,9)	**(14,6)**	(8,9)
Interest received from subsidiary			**14,6**	8,9
	(28,4)	(53,2)	**(8,5)**	(30,0)

20.3 Taxation paid

	2004 Rm	2003 Rm	**2004 Rm**	2003 Rm
Amounts unpaid at the beginning of the year	**(13,9)**	(36,9)	**(1,0)**	–
Amounts charged to income statement	**(71,2)**	(25,9)	**(2,6)**	(1,5)
Amounts charged to investment contract liabilities	**(2,4)**	4,0	**–**	–
Amounts unpaid at the end of the year	**51,8**	13,9	**3,0**	1,0
	(35,7)	(44,9)	**(0,6)**	(0,5)

20.4 (Increase)/decrease in financial assets

	2004 Rm	2003 Rm	**2004 Rm**	2003 Rm
Balance at the beginning of the year	**15,4**	27,4	**2,4**	2,9
Adjustment for non-cash movements	**–**	–	**–**	2,2
Consolidation of share incentive schemes	**–**	(10,4)	**–**	–
Balance at the end of the year	**(18,5)**	(15,4)	**(2,4)**	(2,4)
	(3,1)	1,6	**–**	2,7

	COMPANY	
	2004 Rm	2003 Rm

20 Notes to the cash flow statements *continued*

	2004 Rm	2003 Rm
20.5 Increase in interest in subsidiaries		
Opening balance	**872,4**	501,1
Adjustment for non-cash movements	**(79,6)**	111,4
Closing balance	**(973,4)**	(872,4)
	(180,6)	(259,9)

21 Financial instruments and associated risk management

In common with other businesses, the Group is exposed to financial risks. This is of particular concern due to the nature of the Group's core business being life assurance and unit trusts. The holding of and management of portfolios of financial instruments is essential to the Group's core business. Financial risks are therefore managed as part of the normal operations of the Group and the effectiveness of risk management is overseen by the board of directors and various board and other committees including the Group audit committee, Group risk management committee, actuarial review committee and investment management committee.

The more important financial risks to which the Group is exposed, and the risk management process associated with each, are described below.

Market risk

Market risk is the risk that the Group will suffer financial loss as a result of changes in market prices of financial assets, including equity, fixed income and property investments.

All Group investments, including policyholder investments, are valued at market value or directors' valuations, as appropriate, and are therefore susceptible to market fluctuations. Investments are managed with the aim of maximising long-term returns for both shareholders and policyholders while limiting risks to acceptable levels.

The most significant portion of the Group's insurance business comprises market-related business where policyholder benefits are linked to the performance of underlying assets. Monitoring takes place on a regular basis to ensure that appropriate assets are held where the liabilities are dependent upon the performance of such assets. Where the value of liabilities can move independently of supporting asset values, such as liabilities with implicit or explicit guarantees, the nature and structure of the supporting asset portfolios are managed carefully with this exposure in mind against a defined mandate, and further actuarial reserves are held where required.

Interest rate risk

Interest rate risk is the risk that the Group may suffer a financial loss as a result of changes in market interest rates. To a significant extent, this is included in the commentary under "market risk", but there are other areas where the Group is exposed to movements in interest rates:

- Where there is a "re-investment risk" that the Group may not be able to invest future assets at interest rate levels that prevail today and are implicit in product pricing for certain types of guaranteed policies, especially annuities. This is managed by a combination of maximising the matching of the asset and liability cash flows of such portfolios and appropriate margins in product pricing.
- Group borrowings at floating interest rates at 31 December 2004. This applies to bank and other borrowings totalling R161,7 million (2003: R40,4 million). No specific action has been taken to hedge this risk.

Currency risk

Currency risk is the risk that the Group will suffer a financial loss due to changes in foreign exchange rates.

The Group's exposure to currency risk arises primarily from foreign investments made for the benefit of non-linked policyholders denominated in US$.

The Group has a conservative approach to currency risk and hedges this risk where appropriate. With regard to policyholder funds, the bulk of the exposure is in respect of contracts where the currency exposure is part of the product design, and where the liabilities are directly impacted by movements in the exchange rate. Other exposures are limited by the prudential investment guidelines and/or foreign exchange limitations applicable to both life insurers and unit trusts, and are dealt with via the investment management committee structure as part of overall "market risk".

21 Financial instruments and associated risk management continued

Mismatch risk

Mismatch risk is the risk of financial loss due to an inadequate alignment of assets to liabilities within the various portfolios. This may arise for a variety of reasons, including the unavailability of assets with sufficiently long duration for annuity portfolios, or excessive or inappropriate market or currency risk relative to certain liability types.

The Group manages this risk by requiring the establishment of a clear portfolio mandate in respect of all portfolios, and for each such mandate to be approved within the context of the liabilities giving rise to the asset portfolio. The performance of the portfolio is monitored relative to the liabilities via the actuarial review process and adherence to the mandate via the investment management process. Deviations from a fully-matched position are tolerated, because of the unavailability of suitable assets in some instances and the potential benefits of profitable mismatching positions, but are constrained by both mandate restrictions and the additional capital adequacy requirements.

Credit risk

Credit risk is the risk that a party to a financial instrument will fail to discharge an obligation and cause the Group to incur a financial loss.

In order to minimise exposure to this risk, the Group deals only with well established financial institutions of high credit standing, and transactions are monitored in accordance with parameters established by the board and investment management committee and documented in the "Sage Group Counterparty Risk Limits" policy, as amended from time to time. Adherence to this policy is monitored by both the Group's various fund managers and by the investment department. This includes the counterparty risk inherent in derivative instruments.

At balance sheet date, there were no significant concentrations of credit risk. The maximum exposure to credit risk is limited to the carrying amount of each financial asset in the balance sheet.

Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in raising funds to meet its obligations to a counterparty or the restructuring of repayment terms where appropriate.

The Group manages liquidity risk by monitoring forecast cash flows and ensuring that adequate borrowing facilities are maintained. In terms of the Company's articles of association, the borrowing powers of the Company are unlimited.

Derivative risk

While this particular risk is, in principle, covered by the specific aspects of the overall financial risk management outlined above, it is mentioned specifically due to the particular nature of derivative risk.

This risk is concerned with the potential impact of improper or imprudent use of derivative instruments. To manage this risk, the Group maintains a written derivative policy limiting the use of derivatives to the hedging of existing positions. In particular, the use of derivatives to take speculative positions is forbidden. Adherence to this policy is carefully monitored and all derivative positions are monitored regularly by both the investment department and the investment management committee.

22 Related party information

During the year, the Group conducted normal business transactions with related parties. These transactions are governed by terms no less favourable than those arranged with unrelated parties.

Subsidiary companies

Material subsidiaries and inter-company balances are detailed on page 53, and income from and investments in subsidiaries are disclosed in notes 17 and 4 respectively. At 31 December 2004, Sage Unit Trusts Limited managed Sage Life Limited assets amounting to R4,6 billion (2003: R3,5 billion).

Directors

Details relating to directors' emoluments and shareholdings in the Company are disclosed in note 17.6, the statement on corporate governance and the report of the directors.

There were no material transactions with directors or their families during the year.

22 Related party information continued

Shareholders

The principal shareholders of the Company are detailed in the report of the directors.

In December 2004, the Group entered into a secured facility agreement with a consortium comprising ABSA Bank Limited (a subsidiary of ABSA Group Limited) and Remgro Finance Corporation Limited (a subsidiary of Remgro Limited). In terms of the agreement, loan facilities of R540 million, secured against 77,3% of Sage Life shares, were extended to the Group. As at 31 December 2004, R107,5 million of the facility, including R0,5 million in respect of finance costs capitalised, had been utilised (note13).

Other transactions occurring between Sage companies and the ABSA Group were normal financial services transactions and included the following:

- The banking facilities from ABSA Bank Limited of R25,0 million were fully utilised by the Group at 31 December 2004. Finance costs paid in respect of these facilities during the year amounted to R2,6 million (2003: R2,3 million).
- Business with ABSA Insurance Brokers is done on the same basis as with other corporate brokers and represents approximately 19,0% (2003: 13,9%) of Sage Life's new business measured on an Annual Premium Equivalent basis.

23 Contingencies and commitments

	GROUP		COMPANY	
	2004 Rm	2003 Rm	**2004 Rm**	2003 Rm
23.1 Guarantees furnished in respect of performance guarantees, mortgages and municipal services relating to property activities from which it is anticipated that no material liabilities will arise	**3,0**	2,8	–	–
23.2 Guarantee relating to equity linked notes on behalf of subsidiary company (note 9)			**461,8**	385,0
23.3 Future operating lease charges for fixed property and equipment				
– Payable within one year	**6,9**	4,3	–	–
– Payable in two to five years	**15,4**	6,3	–	–
	22,3	10,6	–	–
23.4 Capital expenditure authorised and contracted for	**2,9**	–	–	–
23.5 Guarantees in respect of disputed policyholder benefit claims	**3,1**	3,8	–	–
23.6 Guarantees in respect of overdraft facilities of subsidiary companies (note 14)			**46,2**	56,6
– amounts utilised at year-end			**44,2**	24,4

	GROUP		COMPANY	
	2004 Rm	2003 Rm	**2004 Rm**	2003 Rm
## 23 Contingencies and commitments continued				
23.7 Guarantee on behalf of subsidiary in terms of the Collective Investments Schemes Control Act			**25,0**	25,0
– amounts utilised at year-end			**4,2**	8,6
23.8 The Group is committed to pay its financial advisors a fee should there be a successful transaction to raise capital or other similar corporate action. The maximum commitment amounts to:	**4,1**	–	**4,1**	–

23.9 Contingent liabilities, in respect of various material Group disputes or queries with the South African Revenue Services, amount to R47,4 million (2003: R39,6 million)

23.10 Disputed policyholder benefit claims of the life subsidiary totalled R11,1 million (2003: R15,1 million) not covered by guarantees (note 23.5)

24 Employee benefits

24.1 Number of employees

The number of employees of the Group at 31 December 2004 totalled 1 338 (2003: 1 310).

24.2 Retirement benefit information

The Group provides for the retirement benefits of its employees by means of a defined benefit fund and defined contribution funds. These funds are governed by the Pension Funds Act, 1956.

24.2.1 Defined benefit fund

The scheme covers the majority of administrative employees and is actuarially valued at intervals of not more than three years. On the basis of the valuation at 1 January 2004, the fund is in a sound financial position. If deficits were to arise, they would be funded by the participating employers. The defined benefit fund was closed to new entrants on 30 June 2003.

Legal action around the merging of the Sage Schachat Pension Fund into the Sage Group Pension Fund is continuing. The Pension Fund Adjudicator has ruled that the approval of the merger by the Financial Services Board was valid, but the matter is being contested by a number of members of the Sage Schachat Pension Fund. In the event of the merger of the Funds being overturned, no deficit is expected to emerge in either the Sage Schachat Pension Fund or the Sage Group Pension Fund.

	GROUP	
	2004 Rm	2003 Rm

24 Employee benefits continued

The financial position of the fund, as assessed in terms of AC116, is as follows:

	2004 Rm	2003 Rm
Change in defined benefit funded obligation		
Present value of funded obligation at the beginning of the year	**301,9**	265,2
Service cost benefits earned during the year	**17,9**	22,2
Interest cost on projected benefit obligation	**28,7**	28,5
Benefits paid	**(16,7)**	(12,8)
Actuarial losses/(gains)[1]	**90,0**	(1,2)
Present value of funded obligation at the end of the year	**421,8**	301,9
Change in plan assets		
Fair value of plan assets at the beginning of the year	**353,2**	297,6
Expected return on plan assets	**34,6**	33,6
Contributions received	**25,2**	21,4
Benefits paid	**(16,7)**	(12,8)
Actuarial gains	**46,9**	13,4
Fair value of plan assets at end of year	**443,2**	353,2
Fund excess (not recognised)[2]	**21,4**	51,3

[1]The actuarial losses include the recognition, as a liability, of the surplus that is to be distributed in terms of Section 15B of the Pension Funds Act.

[2]No asset has been recognised in respect of the surplus in view of the uncertainty relating to the surplus distribution process.

	2004 Rm	2003 Rm
Actual return on plan assets		
Expected return on plan assets	**34,6**	33,6
Actuarial gain on plan assets	**46,9**	13,4
Actual return on plan assets	**81,5**	47,0
Investments in employer		
Sage Group Limited – ordinary shares	**–**	–
Expenses recognised in the income statement		
Service cost	**17,9**	22,2
Interest cost	**28,7**	28,5
Less expected returns	**(34,6)**	(33,6)
Special contribution	**12,0**	–
Attached risk premium	**1,9**	2,1
	25,9	19,2
The above disclosures have been made in terms of AC116 and the principal actuarial assumptions are:	**%**	%
Discount rate	**7,8**	9,5
Expected rate of return	**8,3**	9,8
Expected rate of salary increases	**6,0**	7,5
Expected rate of pension increases	**2,7**	4,5

24 *Employee benefits continued*

24.2.2 Defined contribution funds

The defined contribution funds cover:

(a) the majority of sales employees of the Group. This scheme is funded both by member and Group contributions, which are charged to the income statement as incurred. The Group contributed R3,1 million to the fund during the year (2003: R2,9 million).

(b) administration employees joining on or after 1 July 2003. This scheme is funded both by member and Group contributions, which are charged to the income statement as incurred. The Group contributed R1,9 million to the fund during the year (2003: R0,2 million).

24.2.3 Post-retirement benefits other than pensions

Other than its commitments in respect of its pension funds as detailed above, the Group has no further obligations for post-retirement benefits, including medical aid, in respect of the past service of present employees and pensioners.

24.3 Share incentive schemes

During 2003, the majority of the share options existing under the Group's share incentive schemes, except for 100 000 options, were cancelled and the scheme repurchased from participants all shares and debentures held. The shares held by the schemes at the year-end are treated as treasury shares in the Group financial statements and will, within a reasonable period, be disposed of, allocated to specific participants or cancelled.

25 Segmental reporting

2004	Life assurance Rm	Unit trusts Rm	Other Rm	Total Rm
Assets				
Tangible assets	17,3	0,5	0,2	18,0
Intangible assets	39,9	1,8	12,3	54,0
Financial assets	–	11,3	7,2	18,5
Investments of life assurance subsidiary	8 224,4	–	–	8 224,4
Current assets	618,3	12,6	24,4	655,3
– Inventories	–	0,1	0,1	0,2
– Trade and other receivables	259,7	4,9	9,6	274,2
– Cash and cash equivalents	358,6	7,6	14,7	380,9
	8 899,9	26,2	44,1	8 970,2
Liabilities				
Deferred taxation	22,6	–	1,1	23,7
Policyholder liabilities	7 802,5	–	–	7 802,5
– Insurance contract liabilities	4 520,1	–	–	4 520,1
– Investment contract liabilities	3 282,4	–	–	3 282,4
Current liabilities	410,6	7,2	649,8	1 067,6
– Short-term borrowings	–	–	579,3	579,3
– Bank borrowings	–	–	44,2	44,2
– Provisions and payables	366,1	4,8	21,4	392,3
– Taxation	44,5	2,4	4,9	51,8
	8 235,7	7,2	650,9	8 893,8
Income				
Premium income	1 107,1	–	6,9	1 114,0
– Gross	1 517,1	–	6,9	1 524,0
– Less: premiums on investment contracts	(410,0)	–	–	(410,0)
Investment returns	1 153,2	6,4	0,9	1 160,5
Investment income	377,6	5,2	0,9	383,7
Realised and unrealised capital gains	1 238,8	1,2	–	1 240,0
Transfer of investment returns attributable to investment contracts	(463,2)	–	–	(463,2)
Fees	–	46,6	–	46,6
Policy fees and fair value adjustment of investment contract liabilities	52,0	–	–	52,0
Commission income	–	–	2,4	2,4
Total income	2 312,3	53,0	10,2	2 375,5
Outgo				
Benefits paid	(779;6)	–	(2,9)	(782,5)
Sales remuneration	(178,3)	(1,7)	(0,5)	(180,5)
Transfers to long-term insurance funds	(669,0)	–	–	(669,0)
Operating expenses	(329,3)	(37,8)	(20,8)	(387,9)
Financing activities	–	–	(337,8)	(337,8)
Taxation	(56,1)	(4,0)	(4,0)	(64,1)
Goodwill	–	–	(1,7)	(1,7)
Discontinued international operations	–	–	0,5	0,5
Total outgo	(2 012,3)	(43,5)	(367,2)	(2 423,0)
Attributable earnings	300,0	9,5	(357,0)	(47,5)
Capital expenditure				
Tangible assets	7,5	–	0,4	7,9
Intangible assets	6,5	–	–	6,5
Depreciation	(7,4)	(0,2)	(0,1)	(7,7)
Amortisation	(14,8)	(1,2)	(1,7)	(17,7)

25 Segmental reporting continued

2003	Life assurance Rm	Unit trusts Rm	Other Rm	Total Rm
Assets				
Tangible assets	18,0	0,6	0,5	19,1
Intangible assets	48,4	2,9	13,9	65,2
Financial assets	–	9,0	6,4	15,4
Investments of life assurance subsidiary	7 411,7	–	–	7 411,7
Current assets	530,1	12,9	109,5	652,5
– Inventories	–	0,2	1,4	1,6
– Trade and other receivables	231,2	6,9	91,1	329,2
– Cash and cash equivalents	298,9	5,8	17,0	321,7
	8 008,2	25,4	130,3	8 163,9
Liabilities				
– Equity linked notes	–	–	360,3	360,3
– Redeemable preference shares issued by subsidiaries	–	–	10,0	10,0
– Deferred taxation	8,0	–	0,9	8,9
Policyholder liabilities	7 119,7	–	–	7 119,7
– Insurance contract liabilities	4 262,8	–	–	4 262,8
– Investment contract liabilities	2 823,0	–	–	2 823,0
– Deferred taxation	33,9	–	–	33,9
Current liabilities	356,8	16,2	168,1	541,1
Short-term borrowings	–	–	30,7	30,7
Bank borrowings	–	–	24,4	24,4
Provisions and payables	338,0	7,1	24,1	369,2
Derivative liabilities	22,8	–	80,1	102,9
Taxation	(4,0)	9,1	8,8	13,9
	7 484,5	16,2	539,3	8 040,0
Income				
Premium income	1 158,2	–	10,9	1 169,1
– Gross	1 418,7	–	10,9	1 429,6
– Less: premiums on investment contracts	(260,5)	–	–	(260,5)
Investment returns	687,3	42,8	21,3	751,4
Investment income	370,2	41,9	14,1	426,2
Realised and unrealised capital gains	692,3	0,9	7,2	700,4
Transfer of investment returns attributable to investment contracts	(375,2)	–	–	(375,2)
Fees	–	34,4	4,4	38,8
Policy fees and fair value adjustment of investment contract liabilities	21,1	–	–	21,1
Commission income	–	–	3,3	3,3
	1 866,6	77,2	39,9	1 983,7
Outgo				
Benefits paid	(823,7)	–	(0,1)	(823,8)
Sales remuneration	(195,6)	(1,8)	(2,3)	(199,7)
Transfers to long-term insurance funds	(431,6)	–	–	(431,6)
Operating expenses	(310,8)	(39,3)	(27,9)	(378,0)
Financing activities	–	–	(50,7)	(50,7)
Taxation	(21,4)	(10,8)	(6,5)	(38,7)
Goodwill	–	–	(1,7)	(1,7)
Discontinued international operations	–	–	15,1	15,1
Total outgo	(1 783,1)	(51,9)	(74,1)	(1 909,1)
Attributable earnings	83,5	25,3	(34,2)	74,6
Capital expenditure				
Tangible assets	6,7	0,1	0,1	6,9
Intangible assets	11,4	–	0,1	11,5
Depreciation	8,0	0,3	0,3	8,6
Amortisation	13,3	1,2	1,7	16,2

	Issued share capital	Proportion held directly or indirectly by holding company	Interest in subsidiaries (note 4) Fair value of shares held by Sage Group Limited		Non-current amounts owing by company		Current amounts owing to/ (by) company	
	2004 and 2003 R	**2004 and 2003** %	**2004** Rm	**2003** Rm	**2004** Rm	**2003** Rm	**2004** Rm	**2003** Rm
Insurance and Financial Services								
Sage Life Limited	9 800 000	100	**1 567,7**	1 341,9	–	–	**(120,0)***	(75,0)*
FPS Limited	78 200	100	–	–	–	–	–	–
Sage Management Services (Pty) Limited	100	100	–	–	–	–	–	–
Sage Unit Trusts Limited	783 000	100	–	–	–	–	–	–
Sage Specialised Insurances (Pty) Limited	200	100	–	–	–	–	–	–
Sage Holdings Limited	30 353 781	100	**96,2**	133,3	**(211,2)**	(211,2)	**49,7****	8,9**
Foreign Registered Companies								
Sage International Finance Ltd (BVI) (note 23.2)	USD1 000	100	**(294,0)**	(76,6)	**(185,3)**	(315,2)	**17,5****	17,5**
Property								
SMH Land Development (Pty) Limited	14	100	–	–	–	–	–	–
Townhomes (Pty) Limited	1 000	100	–	–	–	–	–	–
Deregistered Companies			–	706,0	–	(705,8)		
			1 369,9	2 104,6	**(396,5)**	(1 232,2)		

All subsidiaries are registered in the Republic of South Africa unless otherwise noted.

A complete list of all subsidiary companies is available for inspection at the registered office of the Company. The attributable interest of the Company in the profits and losses after taxation of its subsidiaries for the year ended 31 December 2004 is as follows:

Profits – R312,6 million (2003: R124,6 million)
Losses – R240,0 million (2003: R38,7 million)

* Included in short-term borrowings (note 13)
** Included in trade and other receivables

sage group group embedded value

at 31 December 2004

	2004 Rm	2003 Rm
Group embedded value		
Shareholders' funds	**76,4**	123,9
Value of future corporate expenses	**(45,5)**	(41,1)
Group	**(24,5)**	(17,2)
Sage Life	**(21,0)**	(23,9)
Adjustment for revaluation of unlisted subsidiaries	**83,0**	82,5
Present value of future profits	**677,1**	639,1
Group embedded value	**791,0**	804,4
Group embedded value per share		
Shares in issue (millions)		
– Ordinary shares (excluding treasury shares)	**362,3**	362,3
Group embedded value per share (cents)	**218**	222

	2004	2003
Share activity on the JSE Securities Exchange SA		
Number of ordinary shares in issue	**367 086 074**	367 086 074
Less: treasury shares	**(4 799 815)**	(4 799 815)
	362 286 259	362 286 259
Volume of shares traded	**18 447 900**	34 755 045
Value of shares traded (Rm)	**31,7**	62,5
Market capitalisation (Rm)	**642,4**	642,4
Less: treasury shares (Rm)	**(8,4)**	(8,4)
Net market capitalisation (Rm)	**634,0**	634,0
Market prices (cents per share)		
– closing	**175**	175
– high	**210**	240
– low	**120**	120
– weighted average	**170**	180

Shareholder spread	Number of shareholders	Number of shares held	% of shares held
Public shareholders	4 044	125 223 175	34,1
Non-public shareholders	23	241 862 899	65,9
Non-public shareholders			
Directors of company or any of its subsidiaries	13	19 112 129	5,2
Unallocated share scheme shares	2	4 799 815	1,3
Interested in 10% or more of issued shares	5	217 725 341	59,3
Trustees of employees' share schemes or pension fund	3	225 614	0,1
	23	241 862 899	65,9

	Number of shareholders	% of shareholders	Number of shares held	% of shares held
Analysis of shareholdings				
1 – 500	1 501	36,9	250 790	0,1
501 – 1 000	576	14,2	431 753	0,1
1 001 – 5 000	1 063	26,1	2 687 704	0,7
5 001 – 10 000	341	8,4	2 705 122	0,7
10 001 – 50 000	436	10,7	9 856 649	2,7
50 001 – 100 000	66	1,6	4 847 193	1,3
100 001 and over	84	2,1	346 306 863	94,4
	4 067	100,0	367 086 074	100,0
Less: treasury shares			(4 799 815)	(1,3)
			362 286 259	98,7

Sage Group Limited

Year ended	Consolidated assets Rm	Headline earnings/(loss) Rm	Headline earnings/(loss) per share (cents)*	Dividends (cents)	Shares in issue (millions)**
31 March 1994	3 663,0	61,8	65,4	35	86,8
31 March 1995	4 040,4	80,1	82,7	45	103,7
31 March 1996	5 161,0	122,3	105,8	70	120,7
31 March 1997	6 024,6	164,1	132,7	87	123,5
31 March 1998	7 402,6	222,4	173,9	109	127,7
31 March 1999	7 729,6	281,8	211,0	126	136,3
31 March 2000	6 914,3	164,1	118,8	126	140,3
31 March 2001	7 753,8	55,3	39,0	126	144,8
31 March 2002	10 453,5	(251,1)	(171,1)	30	147,7
9 months ended 31 December 2002	10 686,5	(48,0)	(32,0)	25	154,9
31 December 2003	8 163,9	61,2	23,5	–	362,3
31 December 2004	8 970,2	(46,3)	(12,8)	–	362,3

** The calculation of headline earnings per share is based on the weighted average number of shares in issue during the year fully diluted, where applicable.*

*** Excluding treasury shares*

Sage Life Limited

Year ended	Total new business Rm	Premiums received Rm§*	Payments to policyholders Rm*	Total assets Rm	Shareholder's surplus/(deficit) Rm
31 March 1994	302,6	530,3	372,8	2 993,9	34,5
31 March 1995	328,9	564,0	458,6	3 458,6	74,5
31 March 1996	374,5	661,7	429,6	4 344,6	118,0
31 March 1997	376,0	729,3	649,9	5 260,8	150,0
31 March 1998	602,9	949,5	728,5	6 613,6	198,1
31 March 1999	901,5	1 299,2	870,8	6 814,0	210,0
31 March 2000	1 004,4	1 409,7	876,1	7 428,3	391,2
31 March 2001	1 083,4	1 417,5	1 027,4	7 889,0	265,8
31 March 2002	1 733,9	1 609,6	1 072,4	8 799,1	276,1
9 months ended 31 December 2002	907,1	1 188,7	963,7	7 654,7	(1 057,3)
31 December 2003	583,3	1 418,7	1 431,3	8 215,9	55,0
31 December 2004	694,9	1 517,1	1 554,4	9 147,3	314,9

§ Net of reassurance

*Including investment and insurance contracts

sage life balance sheet

at 31 December 2004

sage FINANCIAL

	2004 Rm	2003 Rm
ASSETS		
Non-current assets	**8 400,7**	7 584,8
Tangible assets	**17,3**	18,0
Intangible assets	**39,9**	48,4
Financial assets	**8 343,5**	7 518,4
Current assets	**746,6**	631,1
Trade and other receivables	**259,7**	231,2
Amounts due by holding, subsidiary and fellow subsidiary companies	**128,3**	96,6
Taxation	**–**	4,4
Cash and cash equivalents	**358,6**	298,9
Total assets	**9 147,3**	8 215,9
EQUITY AND LIABILITIES		
Shareholder's funds	**911,6**	726,7
Policyholder liabilities	**7 802,5**	7 119,7
Insurance contract liabilities	**4 520,1**	4 262,8
Investment contract liabilities	**3 282,4**	2 823,0
Deferred taxation – policyholders	**–**	33,9
Deferred taxation – shareholder	**22,6**	8,0
Current liabilities	**410,6**	361,5
Trade and other payables	**326,7**	304,2
Amounts due to subsidiary and fellow subsidiary companies	**–**	0,2
Derivative liabilities	**–**	22,9
Taxation	**44,5**	–
Provisions	**39,4**	34,2
Total equity and liabilities	**9 147,3**	8 215,9

Sage life Income statement

for the year ended 31 December 2004

	2004 Rm	2003 Rm
INCOME		
Premium income	**1 107,1**	1 158,2
– Gross	**1 517,1**	1 418,7
– Less: premiums on investment contracts	**(410,0)**	(260,5)
Investment returns	**1 167,7**	658,6
– Investment income	**379,0**	406,5
– Realised and unrealised net surpluses on investments	**1 251,9**	627,3
Less: investment returns attributable to investment contracts	**(463,2)**	(375,2)
Policy fees and fair value adjustment of investment contract liabilities	**52,0**	21,1
	2 326,8	1 837,9
OUTGO		
Policyholder benefits	**(779,6)**	(823,6)
Sales remuneration	**(178,3)**	(195,5)
Marketing, sales and administration expenses	**(329,3)**	(310,8)
Taxation	**(55,7)**	(21,4)
	(1 342,9)	(1 351,3)
Excess of income over outgo	**983,9**	486,6
Net transfer to insurance contract liabilities	**(669,0)**	(431,6)
Shareholder's surplus	**314,9**	55,0
Analysis of shareholder's surplus		
Operating surplus/(deficit)	**65,7**	(19,3)
Investment returns on shareholder's funds	**328,5**	93,9
Administration expenses	**(9,2)**	(11,6)
Taxation – current and deferred	**(70,1)**	(8,0)
Surplus arising during the year	**314,9**	55,0

I have conducted an actuarial valuation of the policy liabilities of Sage Life Limited, as at 31 December 2004, on bases consistent with the value of the corresponding assets. The valuation was conducted in accordance with the applicable professional guidance notes of the Actuarial Society of South Africa for financial soundness valuations.

Based on this valuation, in my opinion, Sage Life Limited was financially sound and is likely to remain financially sound for the foreseeable future. This report, read together with the financial statements, fairly presents the financial position of the company as at 31 December 2004.



GT Waugh
MA FIA FASSA ASA
Statutory Actuary

15 April 2005

1 *Financial soundness*

	2004 Rm	2003 Rm
ASSETS		
Total value of assets per balance sheet	9 147,3	8 215,9
Less: liabilities	(8 235,7)	(7 489,2)
Actuarial value of policy liabilities	(7 802,5)	(7 119,7)
Long-term and current liabilities per the balance sheet	(433,2)	(369,5)
Excess of assets over liabilities	911,6	726,7
Represented by		
Share capital	9,8	9,8
Share premium	319,1	319,1
Distributable reserves	582,7	397,8
Shareholder's funds	911,6	726,7
Capital adequacy requirement	386,8	338,2
Ratio of excess assets to capital adequacy requirement	2,36	2,15
The increase in excess assets has arisen as follows:		
Prior year excess of assets over liabilities	726,7	671,7
Net operating profit/(deficit)	65,7	(19,3)
Operating profit before taxation	25,2	27,2
Changes in valuation basis	40,5	(46,5)
– Withdrawal assumptions	(4,6)	(20,8)
– Expense assumptions	(32,8)	(29,3)
– Incurred but not reported reserves	–	15,6
– Guaranteed minimum value reserve	(7,8)	(12,0)
– Mortality assumptions	12,9	–
– Expense inflation assumption	(7,4)	–
– Tax assumption	7,0	–
– Valuation take up rate methodology	60,4	–
– Prior year adjustments	12,8	–
Shareholder's funds	119,2	74,3
Investment return on excess assets		
– Income	31,6	52,2
– Realised gains	162,6	6,0
– Unrealised gains	134,3	35,7
Expenses	(9,2)	(11,6)
Taxation	(70,1)	(8,0)
Dividends	(130,0)	–
Current excess of assets over liabilities	911,6	726,7

1.1 Valuation of assets

The value of the assets was as stated in the balance sheet.

1.2 Valuation of policy liabilities

The valuation of the policy liabilities was performed using the Financial Soundness Valuation method and was conducted in accordance with PGN104. The valuation of the policy liabilities was conducted on a basis consistent with the valuation of the assets.
The assumptions regarding future experience were based on best estimates of future experience suitably adjusted to provide margins and not to recognise profits prematurely.

The best estimates of future experience (before allowing for margins) were determined as follows:

- The gross valuation rate of discount was determined based on market interest rates at the valuation date and the asset mix of the fund. Unless indicated, the gross valuation rate of discount was 9,75% (December 2003: 11,00%).
- Expense assumptions, which are reviewed on an annual basis, were set at a level consistent with those incurred in past financial years, those used in the Company's budget and management plan for 2005, and those anticipated in the future. The actual expenses incurred in the last year were higher than previously assumed, resulting in expense overruns (mainly in respect of new business) which are not expected to recur. Renewal expenses were assumed to inflate at 4,50% pa (December 2003: 5,50%). This was calculated as 3,75% (December 2003: 4,00%) lower than the rate for fixed interest securities. A change in the expense level increased the liabilities by R32,8 million.
- Mortality assumptions, which are reviewed annually (the most recent covering the period ended December 2003), were set consistent with the investigation and trends from prior years' investigations, and allow for deteriorating AIDS mortality in line with the model produced by the Actuarial Society of South Africa.
- Capital disability, dread disease and income replacement plans' morbidity rates were set equal to those in the premium bases.
- Withdrawal rate assumptions, which are reviewed on an annual basis, were set at a level consistent with those experienced and those anticipated in the future. A change in the underlying withdrawal assumptions was made which increased the liabilities by R4,6 million.
- The gross valuation rate of discount was assumed to be taxed in accordance with Section 29A of the Income Tax Act and the Tax on Retirement Funds Act. Allowance was made for Capital Gains Tax in accordance with the Eighth Schedule of the Income Tax Act. Sage Life currently has an assessed tax loss in both individual and company policyholder tax funds. A change in the tax assumption reduced liabilities by R7,0 million.

Policy liabilities were calculated as:

- Individual business where benefits are dependent on the performance of underlying investment portfolios (including SmoothBonus business) – the policyholders' fund accounts at the valuation date (allowing for vesting and non-vesting bonuses, at the rates declared following the valuation, for SmoothBonus business), reduced by the discounted present value of the excess of the expected future risk and expense charges over the present value of the expected future risk benefits and expenses. Allowance was made for future performance at the level supported by the rate of discount, after the deduction of management charges and taxation.
- Conventional business – the discounted present value of the expected future benefit payments and expense outgo less the expected future gross premiums. Allowance was made for bonuses, where applicable, at rates consistent with the long-term valuation investment assumption. The gross valuation rate of discount for conventional business was 9,25% (December 2003: 10,50%).
- Guaranteed Option business – the discounted present value of the expected future benefit payments and expense outgo. The gross valuation rate of discount was 7,94% (December 2003: 9,05%).

1.2 Valuation of policy liabilities *continued*

- Immediate annuity business – the discounted present value of the expected future annuity instalments and expense outgo. The gross valuation rate of discount was 8,25% (December 2003: 9,50%).
- Employee benefits business (market-related and Deposit Administration) – the investment accounts, including vesting and non-vesting bonuses at the rates declared following the valuation. For Deposit Administration business, this was reduced by the discounted present value of the difference between management fees and expected future expenses, but subject to a minimum of 95% of the investment accounts.
- For certain minor classes of business, liabilities were determined by using approximate valuation methods.

The policy liabilities allow for the policy guarantees in terms of PGN110, which resulted in a further increase of R7,8 million.
The liabilities allow for planned margins as prescribed in PGN104 and the assumptions set out above exclude all margins.

In addition, for the Harmony and Opticover classes of business, negative rand reserves were eliminated.

The following discretionary margins were included in the policy liabilities:

- The excess of capital charges over the prescribed investment margin of 0,225% (December 2003: 0,3%) for certain market-related policies.
- For Universal Life and OptiCover policies, surrender amounts were increased by 10% at commencement, reducing to zero at maturity.
- A deterministic guaranteed maturity reserve for the Harmony Series.

These margins will be released as operating profits over the term of the policies.

No allowance was made for offsetting management action in calculating the Financial Soundness liabilities. In particular, Sage Life has the option to increase mortality charges, in the event of deterioration in mortality experience, and expense charges on certain classes of market-related business.

1.3 Capital adequacy requirements

The capital adequacy requirements were calculated in accordance with PGN104.

The following were the main assumptions used to calculate the investment resilience capital adequacy requirement:

- A decline of 30% in equity asset values, 15% in property values and 17,5% in fixed interest asset values (as a result of a 3% increase in fixed interest yields).
- That 50% of the above fall will be passed on to policyholders by way of a reduction of non vested bonuses.

I certify that the offsetting management actions assumed above have been approved by specific resolution by the Board of Directors, and that I am satisfied that these actions will be taken if the corresponding risks materialise.

For the purposes of grossing up the intermediate ordinary capital adequacy requirement, it was assumed that 95% of the assets backing the requirement will be invested in equities, with the balance in cash.

The termination capital adequacy requirement (R386,8 million) exceeded the ordinary capital adequacy requirement (R216,2 million), and thus the capital adequacy requirements have been based on the termination capital adequacy requirement.

2 Embedded value

2.1 Introduction

The embedded value is determined by adding to the excess of the assets over the Financial Soundness liabilities, the present value of the expected future after tax profits likely to arise from business already written, net of the cost of capital held in relation to the business.

The cost of capital held in relation to the business is the present value of the difference between the risk discount rate and the expected investment return, which will be earned on the capital adequacy requirement over the life of the business.

The methodology used to calculate the value of the Employee Benefits business was previously calculated using an approximate methodology. This has been changed to a discounted value of expected future profits from this business on a realistic basis. This increases the embedded value by R21,5 million.

Allowance has been made for the value of future corporate expenses, being the expenses not directly attributable to policyholder fund activities.

The individual elements in the analysis of embedded value movement, including the value of new business, are net of the applicable tax. The 2003 figures have been restated accordingly.

2.2 Embedded value of in-force

	2004 Rm	2003 Rm
Shareholder's net assets	**890,6**	702,8
– Excess of assets over liabilities	**911,6**	726,7
– Value of future corporate expenses	**(21,0)**	(23,9)
Value of future profits	**677,1**	639,1
– Value of the life business in-force	**700,7**	660,0
– Cost of capital	**(23,6)**	(20,9)
Embedded value	**1 567,7**	1 341,9
Risk discount rate	**10,25%**	11,50%

2.3 Value of new business

The value of new business is the value at the point of sale of business sold during the period.

	2004 Rm	Restated 2003 Rm
Value of future profits	**44,9**	35,9
Cost of capital	**(5,2)**	(3,6)
Value of new business	**39,7**	32,3

	2004		2003	
New business premiums	**Recurring Rm**	**Single Rm**	Recurring Rm	Single Rm
Individual business	**266,3**	**333,2**	237,4	252,8
– Automatic increases	**(76,3)**	**–**	(75,3)	–
Employee benefits business	**53,8**	**41,6**	64,1	24,4
– Automatic increases	**(31,5)**	**–**	(38,2)	–
New premiums included	**212,3**	**374,8**	188,0	277,2
Excluded new premiums				
– Individual Bermuda branch	**–**	**–**	–	4,5
– Automatic increases	**107,8**	**–**	113,5	–
Total new premiums	**320,1**	**374,8**	301,5	281,7
Premiums included as recurring plus 10% of single premium	**249,8**		215,7	
Margin	**15,9%**		15,0%	

2.4 Analysis of embedded value movement

	2004 Rm	Restated 2003 Rm
Embedded value at end of period	1 567,7	1 341,9
Dividends declared	130,0	–
Embedded value at start of period	(1 341,9)	(1 331,8)
Embedded value earnings	355,8	10,1
Components of embedded value earnings		
	37,0	(84,1)
New business	39,7	32,2
Expected return	81,4	89,3
Operating experience variations	(57,9)	(111,1)
– Investment return	(31,5)	(42,4)
– Expenses	(62,2)	(69,2)
– Mortality	37,9	31,0
– Lapses and surrenders	(15,4)	(52,5)
– Premium updates	15,9	17,0
– Other	(2,6)	5,0
Operating assumption changes	(26,2)	(94,5)
	318,8	94,2
Return on shareholder's funds	266,1	66,4
– Income	31,6	52,2
– Capital gains	296,9	41,7
– Taxation and expenses	(62,4)	(27,5)
Change in future corporate expenses	2,9	(23,9)
Change in risk discount rate	49,8	51,7
Embedded value earnings	355,8	10,1

The expenses variation arose mainly because of low new business volumes.

The negative operating assumption changes of R26,2 million are mainly in respect of the change in the expenses and withdrawals, but include prior year adjustments and the increase in the employee benefits value of in-force business.

The future corporate expenses were determined assuming that there will be a reduction from the current year's expenses over the next four years.

2.5 Sensitivity to risk discount rate and other assumptions

	Value of in-force business Rm	Change Rm	Value of new business Rm	Change Rm
Base value	**677,1**		**39,7**	
Risk discount rate increases by 1% to 11,25%[1]	615,8	(61,3)	30,5	(9,2)
Risk discount rate decreases by 1% to 9,25%[2]	746,0	68,9	50,0	10,3
Withdrawal rates increase by 10%	638,8	(38,3)	32,4	(7,3)
Renewal expenses increase by 10%	638,7	(38,4)	35,6	(4,1)
Expense inflation increases from 4,50% to 5,50%	656,1	(21,0)	37,2	(2,5)
Mortality and morbidity experience deteriorates by 10% (see comment below)	518,5	(158,6)	24,2	(15,5)
Future investment returns reduce by 1%[3]	570,4	(106,7)	30,7	(9,0)
Acquisition (other than commission) expenses increase by 10%	–	–	29,6	(10,1)
A decrease of 10% in respect of premium updates	640,9	(36,2)	35,8	(3,9)

No allowance has been made in the sensitivities for management action such as increased mortality, morbidity and/or management fees.

Shareholder's net assets are insensitive to variations in the assumptions in respect of future values. The change in cost of capital, included above, is negligible except in the instances noted below:

(1) R17,3 million increase in respect of in-force business and R3,8 million increase for new business

(2) R18,7 million decrease in respect of in-force business and R4,1 million decrease for new business

(3) R1,9 million decrease in respect of in-force business and R0,4 million decrease for new business

2.6 Assumptions

Assumptions regarding mortality, morbidity, withdrawals, expenses, expense inflation, tax and increases in the premiums under policies with automatic premium updates, were based on the Company's recent experience and on best estimates of future expected experience, without prescribed margins. It was assumed that no Secondary Tax on Companies will be payable in terms of Section 64B of the Income Tax Act, as Sage Life is a wholly-owned subsidiary of Sage Group, and because of the structure of the Sage Group balance sheet.

The assumed pre-tax investment returns by major asset classes, and assumed expense inflation were:

	2004 % pa	2003 % pa
Equities	**10,25**	11,50
Property	**9,25**	10,50
Fixed interest securities	**8,25**	9,50
Cash	**6,25**	7,50
Expense inflation	**4,50**	5,50

Garth Griffin
Sage Group chief executive and chairman Sage Life & Sage Unit Trusts

Executive directors

Janssen Davies
Chief executive, Sage Life & Sage Unit Trusts
Leon Kaplan
Group financial director
Samuel Ogbu
Executive director, marketing
Tony Singleton
Executive director, individual operations and corporate services
Marli Venter
Executive director, employee benefits

General management

Peter Karstel
General manager, finance
John Kransdorff
General manager, investment administration
Dirk Stofberg
General manager, investments
Stewart Cant
Group legal adviser and company secretary
Nombini Mehlomakulu
Group investor relations
Angus Barker
Deputy general manager, actuarial development
Joe Bizjak
Deputy general manager, finance
Al Dallas
Deputy general manager, investment administration
Malcolm Fletcher
Deputy general manager, group audit services
Mike Groves
Deputy general manager, actuarial services
Warwick Hamilton
Deputy general manager, employee benefits national sales
Des Kew
Deputy general manager, investment administration
Rick Maynard
Deputy general manager, corporate services
Ken Metcalf
Deputy general manager, investment administration
Mauro Predieri
Deputy general manager, sales support services
Garry Schoonbee
Deputy general manager, product development
Linda Sepp-Davies
Deputy general manager, sales development
Dawn Silcock
Deputy general manager, actuarial, valuations
Howard Williams
Deputy general manager, individual operations
Derek Zietsman
Deputy general manager, market intelligence
Sandra Sterling
Head, human resources
Shaan Watkins
Head, information technology and programme management
Laurence Beder
Assistant general manager, marketing services
Manoj Gopal
Assistant general manager, finance
Darryl Green
Assistant general manager, group legal and secretarial
Richard Hall
Assistant general manager, employee benefits, claims, underwriting and risk
Clive Harper
Assistant general manager, individual operations
Corne Heymans
Retirement funds product manager, employee benefits, retirement funds
John King
Compliance officer, group legal, secretarial and compliance
John-James McHardy
Product development manager, information technology and programme management
Antionette Smith
Assistant general manager, individual operations
Adrian Solomon
Assistant general manager, individual operations
Henri Staub
Sage Properties

Agency division

Callie Nel
General manager, head – agency division
Vincent Samuel
Regional general manager, Natal strategic business unit
Lourens Engelbrecht
Assistant general manager, head – Pretoria strategic business unit
Max Gugger
Assistant general manager, Benoni
Yvette Roelofsz
Assistant general manager, head – special projects business unit
John Garzouzie
Regional sales manager, Franchises
Teddy Goldberg
Regional sales manager, Gauteng strategic business unit
Isaac Leslie
Regional sales manager, Durban
Jeff Lentin
Regional sales manager, Cape strategic business unit
Johan Lubbe
Regional general manager, Pretoria franchise
Seelan Moodliar
Regional sales manager, Metro

Broker division

Danie de Lange
Deputy general manager, broker division
Darren Braga
Assistant general manager, head – Western Cape strategic business unit
Greg Moore
Assistant general manager, head – Southern strategic business unit
Mike Redfern
Assistant general manager, head – Central and management services strategic business units
Theresia Roodman
Assistant general manager, Northern strategic business unit

Notice is hereby given that the thirty third annual general meeting of Sage Group Limited will be held at 11th Floor, Sage Centre, 10 Fraser Street, Johannesburg on Friday, 27 May 2005 at 15:00 for the following purposes:

1 To receive and consider the Group and Company annual financial statements and the report of the auditors for the year ended 31 December 2004.

2 To approve the appointment of all the directors as set out in ordinary resolution number 3 by a single resolution.

3 To re-elect the following directors, who retire by rotation, but being eligible, offer themselves for re-election: Drs MP Adonisi, DC Cronjé and BM Ilsley and Mr J Davies. A brief curriculum vitae for each director is shown on pages 4 and 5.

4 To determine the remuneration of the directors for serving on the board of the Company for the period to 31 May 2006 (proposed as R66 000 per annum for the chairman (previously R63 000 per annum) and R33 000 per annum for the other members (previously R31 500 per annum)).

5 To authorise the directors to determine the remuneration of the independent auditors for the past year.

6 Share Capital:

To consider and, if deemed fit, to pass, with or without modification, the following ordinary resolutions:

6.1 That the authorised but unissued ordinary shares of the Company be and are hereby placed under the control of the directors of the Company to allot or issue such shares, subject to the provisions of section 221 of the Companies Act, 1973 as amended ("Companies Act") and the requirements of the JSE Securities Exchange, South Africa ("the JSE"), as they shall deem fit.

6.2 That the directors of the Company be and they are hereby authorised to issue ordinary shares of one cent each for cash, subject to the following restrictions in terms of the Listings Requirements of the JSE, such authority to terminate at the next annual general meeting of the Company or 15 months from the date of this annual general meeting whichever date is earlier:

– the equity securities must be issued to public shareholders, as defined in paragraph 4.25 to 4.27 of the Listings Requirements, and not to related parties;

– securities which are the subject of general issues for cash:
- in the aggregate in any one financial year may not exceed 15% of the Company's relevant number of equity securities in issue of that class;
- of a particular class, will be aggregated with any securities that are compulsorily convertible into securities of that class and, in the case of the issue of compulsorily convertible securities, aggregated with the securities of that class into which they are compulsorily convertible;
- as regards the number of securities which may be issued (the 15% number), this shall be based on the number of securities of that class in issue added to those that may be issued in future (arising from the conversion of options/convertible securities), at the date of such application:
  - less any securities of the class issued, or to be issued in future arising from options/convertible securities issued, during the current financial year;
  - plus any securities of that class to be issued pursuant to:
    (a) a rights issue which has been announced, is irrevocable and is fully underwritten; or
    (b) an acquisition which has had final terms announced may be included as though they were securities in issue at the date of application; and

– the maximum discount at which equity securities may be issued is 10% of the weighted average traded price of such equity securities measured over the 30 business days prior to the date that the price of the issue is determined or agreed by the directors of the Company.

– that a press announcement giving full details, including the impact on net asset value, net tangible asset value, earnings and headline earnings per share will be published at the time of any issue representing on a cumulative basis within a financial year, 5% or more of the number of equity securities in issue prior to that issue.

The approval of a 75% majority of votes cast by the shareholders present or represented by proxy is required to approve this ordinary resolution number 6.2.

7 To transact such other business as may be transacted at an annual general meeting.

Shareholders who hold certificated shares in their own name and shareholders who have dematerialised their shares with "own-name" registration may attend the meeting in person or must lodge their completed proxy forms with the Company's transfer secretaries or at the registered office of the Company not less than 24 hours before the time fixed for the holding of the meeting, excluding Saturdays, Sundays and public holidays.

All beneficial owners of ordinary shares who have dematerialised their shares through a Central Securities Depository Participant ("CSDP") or broker (other than those shareholders who have elected to dematerialise their shares with "own-name" registration) and all beneficial owners of ordinary shares who hold certificated shares through a nominee, must provide their CSDP, broker, or nominee with their voting instructions in accordance with the custody agreement entered into with their CSDP or broker in the manner and cut off time stipulated therein. Voting instructions must reach the CSDP, broker or nominee in sufficient time to allow the CSDP, broker or nominee to advise the Company or transfer secretaries of this instruction not less than 24 hours before the time fixed for the holding of the meeting.

Should you as the beneficial owner, however, wish to attend the meeting in person, you may do so by requesting your CSDP, broker or nominee to issue you with a letter of representation in terms of the custody agreement entered into with your CSDP, broker or nominee. Letters of representation must be lodged with the Company's transfer secretaries or at the registered office of the Company not less than 24 hours before the time fixed for the holding of the meeting.

By order of the Board



CS Cant
Secretary
3 May 2005

Registered office
11th Floor Sage Centre
10 Fraser Street Johannesburg 2001
PO Box 7755 Johannesburg 2000

Transfer secretaries
Computershare Investor Services 2004 (Pty) Limited
70 Marshall Street
Johannesburg 2001
PO Box 61051 Marshalltown 2107

sage group limited form of proxy

for use by certificated and own-name dematerialised shareholders only

(Registration number 1970/010541/06) (Share code: SGG) ISIN: ZAE000006623

Sage GROUP

Annual general meeting to be held at 15:00 on Friday, 27 May 2005 at 11th Floor, Sage Centre, 10 Fraser Street, Johannesburg

To: The Secretary
Sage Group Limited
11th Floor Sage Centre
10 Fraser Street
Johannesburg 2001

or by post to: The Secretary
Sage Group Limited
PO Box 7755
Johannesburg 2000

or to: Computershare Investor Services
2004 (Pty) Limited
70 Marshall Street
Johannesburg 2001
PO Box 61051
Marshalltown 2107

I/We ______________________________
(Name/s in block letters)

of ______________________________

being the holder/s of __________ ordinary shares in the Company do hereby appoint (see note 1):

1 ______________________________ or failing him/her,

2 ______________________________ or failing him/her,

3 the chairperson of the meeting, as my/our proxy to act for me/us at the annual general meeting which will be held on Friday, 27 May 2005 at 15:00 at 11th floor, Sage Centre, 10 Fraser Street, Johannesburg and at any adjournment thereof and to vote for me/us on my/our behalf or to abstain from voting as indicated below:

		Number of votes* (one vote per share)		
		In favour of resolution	Against resolution	Abstain from voting
1	Approval of 2004 annual financial statements			
2	Approval of the re-election of all the directors by a single resolution			
3.1	Election of director – Dr MP Adonisi			
3.2	Election of director – Dr DC Cronjé			
3.3	Election of director – Dr BM Ilsey			
3.4	Election of director – Mr JP Davies			
4	Approval of directors' remuneration			
5	To authorise the directors to determine the independent auditors' remuneration			
6.1	Approval that the unissued share capital of the Company be placed under the control of the directors			
6.2	Authority to directors to issue shares for cash in terms of a general authority			

*Insert X in the appropriate block if you wish to vote all your shares in the same manner. If not, insert the number of votes in the appropriate block. If no indication is given, the proxy will vote as he/she thinks fit.

Signed at ______________________________ on ______________________________ 2005

Signature/s ______________________________

Assisted by me (where applicable) ______________________________

Please read the notes on the reverse side.

Notes

1 Unless a poll is demanded, a resolution may be passed on a show of hands. Should a poll be demanded, a member shall be entitled to one vote for each ordinary share held.

2 This proxy form must be signed, dated and returned so as to reach the registered office of the Company or the transfer secretaries at least 24 hours before the meeting, excluding Saturdays, Sundays and public holidays. A member entitled to attend and vote at a meeting may appoint one or more proxies to attend, speak and vote in his stead. A proxy need not be a member of the Company.

3 If this form, duly signed, is lodged without specific directions as to which way the proxy is to vote, the proxy will be deemed to have been authorised to vote as he thinks fit.

4 A certificated or own-name dematerialised shareholder may insert the name of the proxy or the names of two alternative proxies of his choice in the space/s provided, with or without deleting "the chairperson of the meeting", but any such deletion must be initialled by the shareholder. The person whose name appears first on the form of proxy and who is present at the annual general meeting will be entitled to act as proxy to the exclusion of those whose names follow.

5 A shareholder's instructions to the proxy must be indicated by the insertion of the relevant number of votes exercisable by that shareholder in the appropriate box provided. Failure to comply with the above will be deemed to authorise the proxy to vote or to abstain from voting at the annual general meeting as he deems fit in respect of all the shareholder's votes exercisable thereat. A shareholder or his proxy is not obligated to use all the votes exercisable by the shareholder or his proxy, but the total of the votes cast and in respect of which abstention is recorded may not exceed the total of the votes exercisable by the shareholder or his proxy.

6 The completion and lodging of this form of proxy will not preclude the relevant certificated or own-name dematerialised shareholder from attending the annual general meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof.

7 Documentary evidence establishing the authority of a person signing this form of proxy in a representative or other legal capacity must be attached to this form of proxy unless previously recorded by the Company's transfer secretaries or waived by the chairperson of the meeting.

8 Any alteration or correction made to this form of proxy must be initialled by the signatory/ies.

9 Dematerialised shareholders who wish to attend the annual general meeting must request their CSDP or broker to provide them with a letter of representation or they must instruct their CSDP or broker to vote by proxy on their behalf in terms of the agreement entered into between the shareholders and their CSDP or broker.

Designed by Martha Bateman Concepts 2116